As filed with the Securities and Exchange Commission on July 29, 2008
Registration No. 333-150107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TXCO RESOURCES INC.
(Exact name of registrant as specified in its charter)

State of Delaware	1311	84-0793089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258
(210) 496-5300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. Frank Russell, Esq.
General Counsel
TXCO Resources Inc.
777 E. Sonterra Blvd., Suite 350
San Antonio, Texas 78258
(210) 496-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to:

Daryl Lansdale, Jr., Esq.
Fulbright & Jaworski L.L.P.
300 Convent Street, Suite 2200
San Antonio, Texas 78205
Telephone: (210) 224-5575
Facsimile: (210) 270-7205

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to a dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 29, 2008

PROSPECTUS

TXCO Resources Inc.

12,998,418 Shares of Common Stock, Par Value $0.01

TXCO Resources Inc. (the “Company”) is registering 12,998,418 shares of our Common Stock, par value $0.01 (the “Common Stock”), for resale by the selling stockholders identified in this prospectus. Specifically, this prospectus relates to the resale of:

•	5,686,897 shares of Common Stock issuable upon the conversion of, and payment of dividends on, our Series D Convertible Preferred Stock, par value $0.01 (the “Series D Preferred Stock”);

•
4,758,924 shares of Common Stock that may be issued to Capital Ventures International, one of the selling stockholders, pursuant to call options entered into in connection with the sale of our Series D Preferred Stock;

•	1,400,522 shares of Common Stock issuable upon the conversion of, and payment of dividends on, our Series E Convertible Preferred Stock, par value $0.01 (the “Series E Preferred Stock”); and

•
1,152,075 shares of Common Stock that may be issued to Capital Ventures International, one of the selling stockholders, pursuant to a call option entered into in connection with the sale of the Series E Preferred Stock.

The selling stockholders identified in this prospectus may offer the shares from time to time as they may determine through public or private transactions or through other means described in the section entitled “Plan of Distribution” beginning on page 37 at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The prices at which the selling stockholders may sell the shares may be determined by the prevailing market price for the shares at the time of sale, may be different than such prevailing market prices or may be determined through negotiated transactions with third parties.

We will not receive any of the proceeds from the resale of these shares by the selling stockholders. We have agreed to pay all expenses relating to registering the resale of these shares. The selling stockholders will pay any brokerage commissions and/or similar charges incurred for the sale of these shares of our Common Stock.

Our Common Stock is currently traded on The Nasdaq Global Select Marketsm under the symbol “TXCO.” On July 28, 2008, the last reported sales price for our Common Stock was $9.05 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______ ___, 2008.

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a "shelf" registration, or continuous offering, process. Under this shelf process, certain selling stockholders may from time to time sell shares of Common Stock in one or more offerings.

You should rely only on the information contained or incorporated or deemed to be incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The offered shares are not being offered in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “Commission”).

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and you may obtain copies of those documents as described below under “Incorporation of Certain Documents by Reference.”

As used in this prospectus, “TXCO,” “the Company,” “we,” “our,” “ours,” and “us” refer to TXCO Resources Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise clearly indicated.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto incorporated by reference in this prospectus. Because it is a summary, it does not contain all the information that you should consider before investing. You should carefully read this entire prospectus and the documents incorporated herein by reference, including the section entitled “Risk Factors” and our financial statements and the notes thereto, before making an investment decision.

TXCO RESOURCES INC.

Our primary business operations are exploration, exploitation, development, production and acquisition of onshore domestic oil and gas reserves. We have a consistent record of long-term growth in proved oil and gas reserves, leasehold acreage position, production and cash flow through our established exploration, exploitation and development programs. Our business strategy is to build stockholder value by acquiring undeveloped and partially developed mineral interests and internally developing a multi-year drilling inventory through the use of advanced technologies, such as 3-D seismic and horizontal drilling. We strive to discover, develop and/or acquire more oil and gas reserves than we produce each year from these internally developed prospects. As opportunities arise, we may selectively participate with industry partners in prospects generated internally as well as by other parties. We attempt to maximize the value of our technical expertise by contributing our geological, geophysical and operational core competencies through joint ventures or other forms of strategic alliances with well capitalized industry partners in exchange for carried interests in seismic acquisitions, leasehold purchases and/or wells to be drilled. From time to time, we offer portions of our developed and undeveloped mineral interests for sale. We finance our activities through internally generated operating cash flows, as well as debt financing and equity offerings, or sales of interests in properties when favorable terms or opportunities are available.

Management’s ongoing strategy for improved stockholder value includes maintaining a focus on our core business of oil and gas exploration, exploitation and production. This strategy allows us to attract recognized industry partners, expand our core area leasehold acreage, and increase our 3-D seismic database and interpretative skill set. This strategy, coupled with our drill bit success, allows us to grow our reserve base while maintaining a conservative debt profile.

We focus primarily on the Maverick Basin and have successfully established a multi-year portfolio of drilling targets within this area. To support our asset base in the Maverick Basin, we own a natural gas gathering system with over 90 miles of pipeline that assures our access to North American markets, and enables us to realize higher prices for our natural gas and better share in proceeds from extraction of natural gas liquids.

Our established operating strategy includes the pursuit of multiple growth opportunities and diversified exploration and exploitation targets within our core area of operations. We are well positioned to pursue new oil and gas reserves and expand our production base by aggressively expanding our surrounding lease holdings where geology indicates the likely presence of known or prospective oil and gas producing formations. The Maverick Basin offers a diversity of hydrocarbon-bearing horizons. In addition, we are evaluating opportunities in our Marfa Basin acreage.

We have taken another step in expanding beyond these core areas through the acquisition of Output Exploration, LLC, a privately held, Houston-based exploration and production firm, on April 2, 2007. The core of Output Exploration’s holdings, in the East Texas Fort Trinidad Field, is prospective for Glen Rose, Buda, Austin Chalk, Eagleford/Woodbine and Bossier formations. Other Output Exploration assets acquired included acreage in the Midcontinent region of western Oklahoma, the Gulf Coast region and shallow Gulf of Mexico waters.

We were incorporated in the State of Colorado in 1979 and reincorporated in the State of Delaware in 1999. In 2007, we changed our name from The Exploration Company of Delaware, Inc. to TXCO Resources Inc. Our trading symbol on The Nasdaq Global Select MarketSM is “TXCO.” The contact information for our principal executive office is (1) by mail: 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258 and (2) by phone: (210) 496-5300. Our web site is www.txco.com. Information on our web site is not part of this prospectus.

PRIVATE PLACEMENT TRANSACTIONS

On March 4, 2008, we sold, in a private placement, an aggregate of 20,000 shares of our Series E Preferred Stock to certain of the selling stockholders. The holders of Series E Preferred Stock paid $1,000 for each share of Series E Preferred Stock. Holders of the Series E Preferred Stock may convert their shares into shares of our Common Stock at a conversion price of $17.36 per share, subject to certain adjustments. The conversion price was 120% of the market price of our Common Stock on the date of issuance.

On March 4, 2008 we also issued 55,000 shares of our Series D Preferred Stock to the selling stockholders in exchange for 55,000 shares of our Series C Preferred Stock held by them. The Series C Preferred Stock was initially purchased by the selling stockholders in a private placement on November 21, 2007 for $1,000 per share. In connection with the exchange of shares of our Series C Preferred Stock for shares of our Series D Preferred Stock all outstanding shares of Series C Preferred Stock were delivered to us and cancelled. Holders of the Series D Preferred Stock may convert their shares into shares of our Common Stock at a conversion price of $14.48 per share, subject to certain adjustments. The conversion price was 120% of the market price of our Common Stock on the date of issuance of the Series C Preferred Stock. In addition, we sold an additional 13,909 shares of Series D Preferred Stock, at $1,000 per share, to Capital Ventures International, or CVI, one of the selling stockholders, on April 4, 2008 pursuant to a right to purchase additional shares of Series C Preferred Stock granted in November 2007 to the purchasers of Series C Preferred Stock in connection with their initial purchase of Series C Preferred Stock.

We purchased and sold call options at a net cost of $5.9 million, with proceeds derived from the offering, in order to mitigate the dilutive economic effect of the issuance of Common Stock upon conversion of the Series D Preferred Stock and the Series E Preferred Stock (collectively, “Preferred Stock”), as described below. We are using the remaining proceeds from the sale of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock to complement funding of our 2008 CAPEX drilling program, as well as for other general corporate and working capital purposes. Pending such use, we used the proceeds to repay outstanding borrowings under our revolving credit facility, which amounts can be reborrowed.

In an effort to reduce a portion of the dilution that will result upon conversion of the Series D Preferred Stock and Series E Preferred Stock into shares of our Common Stock, we entered into hedging transactions structured as issuer call spread transactions with CVI. The purpose of the call options is to effectively, by economic effect rather than by amendment to the terms of the applicable series of Preferred Stock, increase the conversion premium on the Series D Preferred Stock and Series E Preferred Stock from 20% to up to 50% of the price of our Common Stock on the date of issuance of the Preferred Stock, depending on the price of our Common Stock on the dates of conversion of the Preferred Stock and the exercise of the call options. This economic effect is achieved through CVI either paying TXCO additional cash (as if TXCO had sold the Preferred Stock for a higher price), in the case of a cash settlement, or acquiring shares in the open market and delivering them to TXCO, thereby reducing the number of outstanding shares and putting TXCO in the same position as if we had issued Preferred Stock with a higher conversion price, in the case of a net share settlement.

In the absence of the call spread transactions, TXCO common stockholders would experience dilution upon the conversion of the Series D Preferred Stock and the Series E Preferred Stock at a time when the market price of TXCO common stock is greater than the applicable conversion price of the Preferred Stock (that is, $14.48 per share for the Series D Preferred Stock and $17.36 per share for the Series E Preferred Stock). The call options taken together allow us to increase the price—the threshold point—at which dilution of our common stockholders would otherwise occur upon conversion of the Series D Preferred Stock, from $14.48 to $18.10 per share of Common Stock, and upon conversion of the Series E Preferred Stock from $17.36 to $21.71 per share of Common Stock. The call spread transactions consist of call options purchased by us from CVI, which we refer to as the lower call spread options, and call options sold by us to CVI, which we refer to as the upper call spread options.

This prospectus relates to the resale by the selling stockholders of 5,910,983 shares of our Common Stock that are issuable upon the conversion of shares of our Series D Preferred Stock and Series E Preferred Stock, 1,176,436 shares of our Common Stock that may be issued as the payment of dividends on shares of our Series D Preferred Stock and Series E Preferred Stock, and 5,910,999 shares of our Common Stock that may be issued upon exercise of the upper call spread options.

The Offering
Common stock outstanding prior to this offering, excluding the shares being offered for resale to the public by the selling stockholders	35,423,727 shares of Common Stock

Common Stock being offered for resale to the public by the selling stockholders
Up to 12,998,418 shares of Common Stock, comprised of (1) 5,686,897 shares of Common Stock issuable upon conversion of 68,909 shares of Series D Preferred Stock, based on an initial conversion price of $14.48 per share, and including the additional shares of Common Stock issuable as dividends on the Series D Preferred Stock assuming the Series D Preferred Stock remains outstanding through March 4, 2011, (2) 1,400,522 shares of Common Stock issuable upon conversion of 20,000 shares of Series E Preferred Stock, based on an initial conversion price of $17.36 per share, and including the additional shares of Common Stock issuable as dividends on the Series E Preferred Stock assuming the Series E Preferred Stock remains outstanding through March 4, 2011, and (3) 5,910,999 shares of Common Stock issuable by us pursuant to the upper call spread options.

These 12,998,418 shares of common stock being offered for resale will represent 27.05% of our shares of common stock and 28.04% of the shares of our Common Stock held by persons other than our executive officers, directors and other holders who own greater than 10.0% of our Common Stock ("Non-Affiliates"). The foregoing definition of Non-Affiliates is solely for purposes of this registration statement and does not reflect a determination of affiliate status for any other purpose.

Common Stock to be outstanding after this resale offering	Up to 48,422,145 shares of Common Stock

Use of Proceeds
We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

We received net proceeds of $84.9 million from the sale of the Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock (collectively, the “Preferred Stock”), after payment of placement agent fees and legal fees. We used $5.9 million of the proceeds to enter into hedging transactions intended to reduce a portion of the potential dilution from the sale of the Preferred Stock. We are using the remaining proceeds to complement funding of our 2008 CAPEX drilling program, as well as for other general corporate and working capital purposes. Pending such use, we used the proceeds to repay outstanding borrowings under our revolving credit facility, which amounts can be reborrowed.

Nasdaq Global Select MarketSM	TXCO

Risk Factors	See "Risk Factors" and the other information included in this prospectus for a discussion of risk factors you should carefully consider before deciding to invest in our Common Stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision.  The risks described below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. See “Special Note Regarding Forward Looking Statements.”

Risks Related to Our Business

Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities.

Oil and gas drilling is a high-risk activity.

Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we are often uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including, but not limited to, the following:

•	unexpected drilling conditions;
•	pressure or irregularities in formations;
•	equipment failures or accidents;
•	adverse weather conditions;
•	inability to comply with governmental requirements; and
•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

Factors beyond our control affect our ability to market oil and gas.

Our ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the level of domestic production and imports of oil and gas;
•	the proximity of gas production to gas pipelines;
•	the availability of pipeline capacity;
•	the demand for oil and gas by utilities and other end users;
•	the availability of alternate fuel sources;
•	the effect of inclement weather;
•	state and federal regulation of oil and gas marketing; and
•	federal regulation of gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and gas or obtain favorable prices for our oil and gas could be adversely affected.

The marketability of our production may be dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of oil and gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We transport our crude oil through pipelines and trucks that we do not own, and we deliver some of our natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future or may become inadequate for oil and gas volumes produced.

Oil and natural gas prices are volatile. A substantial decrease in oil and natural gas prices could adversely affect our financial results.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow or have outstanding under our bank credit facility is limited to $50 million and is subject to semi-annual redeterminations. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;
•	the domestic and foreign supply of oil and natural gas;
•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	the price of foreign oil and natural gas;
•	domestic governmental regulations and taxes;
•	the price and availability of alternative fuel sources;
•	weather conditions, including hurricanes and tropical storms in and around the Gulf of Mexico;
•	market uncertainty;
•	political conditions in oil and natural gas producing regions, including the Middle East; and
•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Also, oil and natural gas prices do not necessarily move in tandem. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect upon our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

The prices we receive for our production and sales may actually vary from prices posted for national markets and exchanges for commodities.  We sell our gas based on the Houston Ship Channel index.  We sell our oil on the Flint Hills Resources postings.  These prices may vary significantly from national markets for these commodities such as NYMEX.  While the disparity between these markets is not significant today, these prices have diverged in the past and could diverge in the future.

We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

We make, and will continue to make, substantial capital expenditures for the exploration, exploitation, acquisition and production of oil and gas reserves. Historically, we have financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financing. If our revenues or borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, we may not have the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following:

•	the availability of funds and information relating to a property;
•	the standards established by us for the minimum projected return on investment;
•	the availability of alternate fuel sources; and
•	the intermediate transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local gas gatherers. Many of these competitors possess greater financial and other resources than we do.

The inability to control associated entities could adversely affect our business.

We do not operate all of our properties on our own.  We may enter into partnering relationships with other entities over which we have little or no control.  Because we have limited or no control over such entities, we may not be able to direct their operations, or ensure that their operations on our behalf will be completed in a timely and efficient manner. Any delays in such business entities' operations could adversely affect our operations.

There are risks in acquiring producing properties.

We constantly evaluate opportunities to acquire oil and natural gas properties and frequently engage in bidding and negotiating for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects our risk profile.

A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This could occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

Operating hazards may adversely affect our ability to conduct business.

Our operations are subject to risks inherent in the oil and gas industry, including, but not limited to, the following:

•	blowouts;
•	cratering;
•	explosions;
•	uncontrollable flows of oil, gas or well fluids;
•	fires;
•	pollution; and
•	other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Governmental regulations may impose liability for pollution damage or result in the interruption or termination of operations.

If losses and liabilities from drilling and operating activities are not deemed fully covered by our insurance policies, it could have a material adverse effect on our financial condition and operations.

Although we maintain several types of insurance to cover our operations, we may not be able to maintain adequate insurance in the future at rates we consider reasonable, or losses may exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Without limiting the generality of the foregoing, these laws and regulations may:

•	require the acquisition of a permit before drilling commences;
•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;
•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and
•	impose substantial liabilities for pollution resulting from our operations.

The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and gas industry in general.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

You should not place undue reliance on reserve information because reserve information represents estimates.

While estimates of our oil and gas reserves, and future net cash flows attributable to those reserves, were prepared by independent petroleum engineers, there are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

•	the available data;
•	assumptions regarding future oil and gas prices;
•	expenditures for future development and exploitation activities; and
•	engineering and geological interpretation and judgment.

Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. For the reserve calculations, oil was converted to gas equivalent at six mcf of gas for one Bbl of oil. This ratio approximates the energy equivalency of gas to oil on a Btu basis. However, it may not represent the relative prices received from the sale of our oil and gas production.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this document were prepared by independent petroleum engineers in accordance with the rules of the SFAS 69 and the SEC. These estimates are not intended to represent the fair market value of our reserves. The future net cash flows are based upon the prices received on December 31 of each year.

Loss of executive officers or other key employees could adversely affect our business.

Our success is dependent upon the continued services and skills of our current executive management and other key employees. The loss of services of any of these key personnel could have a negative impact on our business because of such personnel's skills and industry experience and the difficulty of promptly finding qualified replacement personnel.

Our use of hedging arrangements could result in financial losses or reduce our income.

We sometimes engage in hedging arrangements to reduce our exposure to fluctuations in the prices of oil and natural gas for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including, without limitation, when:

•	production is less than expected;
•	the counterparty to the hedging contract defaults on our contract obligations; or
•	there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

Acquisition of entire businesses may be a component of our growth strategy; our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

We completed a significant acquisition in 2007 and it is possible that we will acquire additional entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to satisfy closing conditions, continue to identify business entities for acquisition, the inability to successfully integrate such businesses into our operations, and the inability to make acquisitions on terms that we consider economically acceptable. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth would require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Shortages of oil field equipment, services and qualified personnel could reduce our cash flow and adversely affect our results of operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices, causing periodic shortages. Historically, there have been shortages of drilling rigs and other oilfield equipment as demand for rigs and equipment has increased along with the number of wells being drilled. These factors also cause significant increases in costs for equipment, services and personnel. Higher oil and natural gas prices generally stimulate demand and result in increased prices for drilling rigs, crews and associated supplies, equipment and services. It is beyond our control and ability to predict whether these conditions will exist in the future and, if so, what their timing and duration will be. These types of shortages or price increases could significantly decrease our profit margin, cash flow and operating results, or restrict our ability to drill the wells and conduct the operations which we currently have planned and budgeted.

Risks Related to Our Common Stock

We may issue additional capital stock to raise capital, or as partial consideration in acquisitions, which would dilute current investors.

Our Board of Directors may determine in the future that we need to obtain additional capital through the issuance of additional shares of preferred stock, common stock or other securities. Further, we may issue additional shares of our capital stock to sellers in mergers or acquisitions as purchase consideration. Any such issuance will dilute the ownership percentage of the current holders of our Common Stock. We recently issued shares of Preferred Stock that are convertible into an aggregate of 5,910,983 shares of our Common Stock. We can issue shares of our Common Stock in payment of the dividend on the Preferred Stock, subject to adjustment in certain circumstances. In connection with the issuance of the Preferred Stock we entered into call option transactions that could result in the issuance of additional shares of our Common Stock under certain circumstances. Further, a portion of the consideration for our April 2007 acquisition of Output Exploration, LLC was comprised of shares of our Common Stock. In addition, we may agree to purchase from James E. Sigmon, our Chairman and Chief Executive Officer, for consideration consisting of cash, shares of our Common Stock or a combination thereof, certain overriding royalty interests granted by us to Mr. Sigmon in all oil and gas leases we acquired or may acquire.

Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue additional shares of common stock without approval of our stockholders, subject to applicable stock exchange requirements.

Our Restated Certificate of Incorporation permits our Board of Directors to issue preferred stock with rights greater than our Common Stock.

Our Restated Certificate of Incorporation authorizes our Board of Directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our Common Stock for dividend priority and liquidation premiums and may have greater voting rights, and have other preferences, to our Common Stock.  As of the date of this prospectus, we have outstanding 68,909 shares of Series D Preferred Stock and 20,000 shares of Series E Preferred Stock. These shares of Preferred Stock have a liquidation preference of $1,000 per share which is payable before any funds are distributed to holders of our Common Stock. In addition, under certain circumstances the holders of Preferred Stock will be entitled to receive additional shares of our Common Stock upon a conversion of the Preferred Stock into our Common Stock in connection with a change in our control. Further, upon the occurrence of certain triggering events we may be required to redeem the outstanding shares of Preferred Stock.

The exercise of stock options would, and the exercise of the upper call spread options could, result in dilution of our Common Stock.

To the extent options to purchase Common Stock under our stock incentive plans are exercised, holders of our Common Stock will be diluted.  As of July 28, 2008, there were outstanding under our 1995 Flexible Incentive Plan options to purchase an aggregate of 307,250 shares of our Common Stock. No stock options have been granted under our 2005 Stock Incentive Plan. To the extent CVI exercises the upper call spread options when the market price of our Common Stock is greater than the market price of our Common Stock at the time we exercised the lower call spread options we purchased from CVI, holders of our Common Stock will be diluted.

Transactions relating to our call options may affect the trading price of our Common Stock.

In connection with the sale of the Preferred Stock, we entered into hedging transactions structured as issuer call spread transactions with Capital Ventures International, or CVI, one of the selling stockholders hereunder, in an effort to reduce a portion of the potential dilution to common stockholders from conversion of the Preferred Stock into shares of our Common Stock. In general, the lower call spread options, which are call options we purchased from CVI, are exercisable on the earlier of specified dates between November 2012 and April 2013 or within 30 days after notice of conversion of the Preferred Stock, and upon exercise require CVI to deliver to us either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised multiplied by the difference between the market price of our Common Stock at the time the option is exercised and the conversion price of the Preferred Stock, divided, in the case of a settlement in shares, by the market price of our Common Stock at the time the option is exercised. In general, the upper call spread options, which are call options we sold to CVI, are exercisable at specified dates between May 2013 and October 2014 (although we can elect to terminate these options earlier upon payment to CVI of the economic value of the upper call spread options), and upon exercise require us to deliver to CVI either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised multiplied by the difference between the market price of our Common Stock at the time the option is exercised and 150% of the market price of our Common Stock on the date of issuance of the Preferred Stock, divided, in the case of a settlement in shares, by the market price of our Common Stock at the time the option is exercised. During the term of these options, CVI may enter into, or unwind, various over-the-counter derivatives to hedge their exposure under the options, which transactions may have an adverse impact on the trading price of our Common Stock. Further, to the extent that the price of our Common Stock increases significantly between the date the lower call spread options expire and the date the upper call spread options expire, we will be required to issue a substantial number of additional shares or the cash equivalent, which may have an adverse impact on the price of our Common Stock and, in the case of a payment in cash, on our financial resources. The exact amount of the payment in such situation will depend on our stock price on the date of exercise (or termination) of each such option. The shares of Common Stock that we may be required to issue to CVI pursuant to the upper call spread options are registered for resale pursuant to the registration statement of which this prospectus is a part. Please see “Selling Stockholders—Private Placement and Share Exchange—Call Spread Transactions” for additional information regarding these call options.

Instituted in 2000, our Rights Plan and certain provisions in our Restated Certificate of Incorporation may inhibit a takeover of the Company.

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Our Rights Plan as amended and certain provisions in our Restated Certificate of Incorporation could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company.

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Our Rights Plan, commonly referred to as a "poison pill," provides that when any person or group acquires beneficial ownership of 15% or more of Company common stock, or commences a tender offer which would result in beneficial ownership of 15% or more of such stock, holders of rights under the Rights Plan will be entitled to purchase, at the Right's then current exercise price, shares of our Common Stock having a value of twice the Right's exercise price.

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Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company.

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Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year over a three-year period. Classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board.

Sales of substantial amounts of our Common Stock may adversely affect our stock price and make future offerings to raise more capital difficult.

Sales of a large number of shares of our Common Stock in the market or the perception that sales may occur could adversely affect the trading price of our Common Stock. We may issue restricted securities or register additional shares of Common Stock in the future for our use in connection with future acquisitions. Except for volume limitations and certain other regulatory requirements applicable to affiliates, such shares may be freely tradable unless we contractually restrict their resale.

The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of our Common Stock.

In addition, this prospectus covers the sale of up to 12,998,418 shares of our Common Stock, which represents approximately 27% of our outstanding Common Stock (assuming conversion of all outstanding Preferred Stock and the exercise in full of the upper call spread options), the average daily and weekly trading volume of our Common Stock on the Nasdaq Global Select Market. Sales of our Common Stock pursuant to this prospectus could negatively impact the price of our Common Stock.

We do not expect to pay dividends on our Common Stock.

We do not expect to pay any cash dividends with respect to our Common Stock in the foreseeable future. We intend to retain any earnings for use in our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) we may include forward looking statements (as defined in the Reform Act) in oral or written public statements used by or on behalf of us with respect to our future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outlook,” “outcome,” “continue,” “remain,” “maintain,” “strive,” “trend” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

We caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and we assume no duty and do not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully read the risk factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward-looking statements.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Common Stock offered by the selling stockholders. All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

The net proceeds from the closing of the Preferred Stock was approximately $84.9 million. We purchased and sold call options at a net cost of $5.9 million, with proceeds derived from the offering, in order to hedge the dilutive economic effect of the issuance of Common Stock upon conversion of the Preferred Stock. We plan to use the remaining proceeds to complement funding of our 2008 CAPEX drilling program, as well as for other general corporate and working capital purposes. Pending such use, we used the proceeds to repay borrowings under our revolving credit facility, which amounts can be reborrowed.

SELLING STOCKHOLDERS

Private Placement and Share Exchange

The selling stockholders purchased an aggregate of 55,000 shares of the Series C Preferred Stock from us in a private placement on November 21, 2007, and were granted a right to purchase additional shares of Series C Preferred Stock by giving us notice prior to March 20, 2008 (which became a right to purchase shares of Series D Preferred Stock upon the exchange described below). The shares of Series C Preferred Stock were exchanged for 55,000 shares of Series D Preferred Stock on March 4, 2008. On March 4, 2008, we also sold 20,000 shares of Series E Preferred Stock at a price of $1,000 per share in a private placement. Capital Ventures International exercised its option and purchased an additional 13,909 shares of Series D Preferred Stock on April 4, 2008 at a purchase price of $1,000 per share. Lazard Frères & Co. LLC served as lead placement agent in the Series C private placement and BMO Capital Markets Corp. served as co-placement agent. Lazard Frères & Co. LLC served as sole placement agent in the Series E private placement.

In connection with the exchange of the 55,000 shares of Series C Preferred Stock for 55,000 shares of Series D Preferred Stock by the selling stockholders, all outstanding shares of Series C Preferred Stock were delivered to us and cancelled. We relied on the safe harbor provided by Rule 506 under Regulation D of the Securities Act of 1933, as amended (the “Securities Act”), and the private offering exemption under Section 4(2) of the Securities Act in connection with the exchange of the shares of Series C Preferred Stock for shares of Series D Preferred Stock. We also believe this exchange was an exempt transaction pursuant to Section 3(a)(9) of the Securities Act.

In connection with the sale of the Preferred Stock, we entered into hedging transactions structured as issuer call spread transactions with Capital Ventures International, or CVI, one of the selling stockholders hereunder, in an effort to reduce a portion of the potential dilution to common stockholders from conversion of the Preferred Stock into shares of our Common Stock. In general, the lower call spread options, which are call options we purchased from CVI, are exercisable on the earlier of specified dates between November 2012 and April 2013 or within 30 days after notice of conversion, require CVI to deliver to us either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised multiplied by the difference between the market price of our Common Stock at the time the option is exercised and the conversion price of the Preferred Stock, divided, in the case of a settlement in shares, by the market price of our Common Stock at the time the option is exercised. In general, the upper call spread options, which are call options we sold to CVI, are exercisable at specified dates between May 2013 and October 2014, require us to deliver to CVI either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised multiplied by the difference between the market price of our Common Stock at the time the option is exercised and 150% of the market price of our Common Stock on the date the Preferred Stock was issued, divided, in the case of a settlement in shares, by the market price of our Common Stock at the time the option is exercised. The Call Spread Transactions are contracts entered into by TXCO with CVI, and are not part of the terms of the Preferred Stock.

The following is a summary of the material provisions of our Preferred Stock and the call options. It does not restate those documents in their entirety. We urge you to read the Certificates of Designations, Preferences and Rights of our Preferred Stock, the Lower Call Spread Options and the Upper Call Spread Options because they, and not this description, define the rights of the holders of the Preferred Stock, the Lower Call Spread Options and the Upper Call Spread Options. Copies of the Certificates of Designations, Preferences and Rights of our Preferred Stock, the Lower Call Spread Options and the Upper Call Spread Options have been incorporated by reference into the registration statement of which this prospectus is a part.

Series D Preferred Stock

We issued 68,909 shares of Series D Preferred Stock to the selling stockholders. The shares of Series D Preferred Stock are initially convertible into 4,758,909 shares of Common Stock at a conversion price of $14.48 per share, which represented a conversion premium of 20% to the market price of our Common Stock on the date of issuance of the Series C Preferred Stock (which was subsequently exchanged for Series D Preferred Stock). Holders of Series D Preferred Stock are entitled to receive a 6.5% annual dividend, payable quarterly in cash or, at our option and subject to the satisfaction of certain equity conditions further described below, shares of Common Stock, valued at 95% of the daily volume weighted average prices of the Common Stock as traded on the Nasdaq Global Select Market during the ten trading day period prior to the applicable payment; provided that the price per share is not less then the conversion price per share then in effect. The annual dividend increases to 12% during the continuance of certain triggering events which include, among others: (i) our failure to convert Series D Preferred Stock to Common Stock within three business days after our receipt of notice of conversion; (ii) the initiation of bankruptcy proceedings by, or against, us; (iii) our failure to pay amounts due to holders of Series D Preferred Stock; and (iv) a breach of any of our representations, warranties, or covenants contained in the private placement transaction documents.

The equity conditions referenced above allowing us to pay dividends on the Series D Preferred Stock in shares of Common Stock will be satisfied during the period in question if (i) our shares of Common Stock issuable upon conversion or as payment of dividends are eligible for sale under a current registration statement filed with the SEC or eligible for sale without restriction and without the need for registration under federal and state securities laws; (ii) shares of our Common Stock are designated for quotation on the Nasdaq Global Select Market or other exchange or market; (iii) we have timely delivered shares of our Common Stock upon conversion of the Series D Preferred Stock; (iv) shares of our Common Stock issuable upon conversion or as payment of dividends may be issued in full without violating the rules of the Nasdaq Global Select Market; (v) we have not failed to timely make all payments due under the private placement transaction documents; (vi) there has been no public announcement of a pending, proposed or intended fundamental transaction involving us that has not been abandoned, terminated or consummated; (vii) we are not aware of any fact that would make the shares of our Common Stock not eligible for sale; and (viii) we are in material compliance with, and have not materially breached any provision of, the private placement transaction documents.

Subject to certain conditions and adjustments, the holders may convert their shares of Series D Preferred Stock into shares of our Common Stock at a price of $14.48 per share. Upon conversion, we are required to pay the holders “make whole” amounts, which are amounts totaling three years of dividends less any dividends actually paid, and “additional” amounts, which are accrued but unpaid scheduled dividends. Subject to certain conditions, we may force the conversion of the Series D Preferred Stock at the applicable conversion rate if our Common Stock trades for 30 consecutive trading days at a weighted average price that exceeds 175% of the conversion price, in which case we must pay the holders the “make whole” amounts and “additional” amounts referred to above. Upon the occurrence of a change of control, holders of Series D Preferred Stock may require us to repurchase their Series D Preferred Stock for cash at 103% of the adjusted conversion amount, plus the “make whole” amounts and “additional” amounts. The holders may force us to redeem their Series D Preferred Stock (and pay a premium) upon the occurrence of a triggering event that gives rise to an increase in the dividend rate, as described above, and that is not cured within specified time periods.  The conversion price of the Series D Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events, including a subdivision of our Common Stock by any stock split, stock dividend or recapitalization.

 Series E Preferred Stock

We issued 20,000 shares of Series E Preferred Stock to the selling stockholders. The shares of Series E Preferred Stock are initially convertible into 1,152,074 shares of Common Stock at a conversion price of $17.36 per share, which represented a conversion premium of 20% to the market price of our Common Stock on the date of issuance of the Series E Preferred Stock. Holders of Series E Preferred Stock are entitled to receive a 6.0% annual dividend, payable quarterly in cash or, at our option and subject to the satisfaction of certain equity conditions further described below, shares of Common Stock, valued at 95% of the daily volume weighted average prices of the Common Stock as traded on the Nasdaq Global Select Market during the ten trading day period prior to the applicable payment, provided that the price per share is not less then $14.49 per share, the conversion price floor. The annual dividend increases to 12% during the continuance of certain triggering events which include, among others: (i) our failure to convert Series E Preferred Stock to Common Stock within three business days after our receipt of notice of conversion; (ii) the initiation of bankruptcy proceedings by, or against, us; (iii) our failure to pay amounts due to holders of Series E Preferred Stock; and (iv) a breach of any of our representations, warranties, or covenants contained in the private placement transaction documents.

The equity conditions referenced above allowing us to pay dividends on the Series E Preferred Stock in shares of Common Stock will be satisfied during the period in question if (i) our shares of Common Stock issuable upon conversion or as payment of dividends are eligible for sale under a current registration statement filed with the SEC or eligible for sale without restriction and without the need for registration under federal and state securities laws; (ii) shares of our Common Stock are designated for quotation on the Nasdaq Global Select Market or other exchange or market; (iii) we have timely delivered shares of our Common Stock upon conversion of the Series E Preferred Stock; (iv) shares of our Common Stock issuable upon conversion or as payment of dividends may be issued in full without violating the rules of the Nasdaq Global Select Market; (v) we have not failed to timely make all payments due under the private placement transaction documents; (vi) there has been no public announcement of a pending, proposed or intended fundamental transaction involving us that has not been abandoned, terminated or consummated; (vii) we are not aware of any fact that would make the shares of our Common Stock not eligible for sale; and (viii) we are in material compliance with, and have not materially breached any provision of, the private placement transaction documents.

Subject to certain conditions and adjustments, the holders may convert their shares of Series E Preferred Stock into shares of our Common Stock at a price of $17.36 per share. Upon conversion, we are required to pay the holders “make whole” amounts, which are amounts totaling three years of dividends less any dividends actually paid, and “additional” amounts, which are accrued but unpaid scheduled dividends. Subject to certain conditions, we may force the conversion of the Series E Preferred Stock at the applicable conversion rate if our Common Stock trades for 30 consecutive trading days at a weighted average price that exceeds 175% of the conversion price, in which case we must pay the holders the “make whole” amounts and “additional” amounts referred to above. Upon the occurrence of a change of control, holders of Series E Preferred Stock may require us to repurchase their Series E Preferred Stock for cash at 103% of the adjusted conversion amount, plus the “make whole” amounts and “additional” amounts. The holders may force us to redeem their Series E Preferred Stock (and pay a premium) upon the occurrence of a triggering event that gives rise to an increase in the dividend rate, as described above, and that is not cured within specified time periods.

The conversion price of the Series E Preferred Stock is subject to anti-dilution adjustments upon the occurrence of certain events including, among others, (i) subdivision of our Common Stock by any stock split, stock dividend, recapitalization or otherwise or (ii) issuance or sale of our Common Stock or other securities, or options with rights to acquire our Common Stock with an effective price per share less than the conversion price, as adjusted, in which case the conversion price of the Series E Preferred Stock will be reduced to such lower price; provided that until such time as we receive any stockholder approval that may be required, the conversion price shall not be less than $14.49 per share, the conversion price floor.

Call Spread Transactions

General

In an effort to reduce a portion of the potential dilution to our common stockholders from conversion of the Series D Preferred Stock and Series E Preferred Stock into shares of our Common Stock, we entered into hedging transactions structured as issuer call spread transactions with Capital Ventures International, or CVI, one of the selling stockholders hereunder. The Call Spread Transactions consist of call options purchased by us from CVI, which we refer to as Lower Call Spread Options, and call options sold by us to CVI, which we refer to as Upper Call Spread Options. The call options that we purchased from and sold to CVI cover approximately the same number of shares of our Common Stock as the maximum number of shares of Common Stock subject to issuance upon conversion of the Preferred Stock, with immaterial differences due to rounding. The cost to us of purchasing the call options from CVI, net of the amount we received from selling call options to CVI, aggregated approximately $5.9 million.

The purpose of the Call Spread Transactions is to effectively, by economic effect rather than by amendment to the terms of the applicable series of Preferred Stock, increase the conversion premium on the Series D Preferred Stock and Series E Preferred Stock from 20% to up to 50% of the price of TXCO’s common stock on the date of issuance of the Preferred Stock, depending on the price of TXCO’s common stock on the conversion date, as well as, if exercised, the price of TXCO’s common stock on the dates of exercise of the Lower Call Spread Options and the Upper Call Spread Options. The Call Spread Transactions have the economic effect of increasing the conversion premium by either CVI paying TXCO additional cash (as if TXCO had sold the Preferred Stock for a higher price), in the case of a cash settlement, or CVI acquiring shares in the open market and delivering them to TXCO, thereby reducing the number of outstanding shares and putting TXCO in the same position as if we had issued Preferred Stock with a higher conversion price, in the case of a net share settlement. CVI, not the Preferred Stockholders or any purchaser of Common Stock hereunder, will bear the risk of any increase in TXCO’s stock price.

In the absence of the Call Spread Transactions, TXCO common stockholders would experience economic dilution upon the conversion of the Series D Preferred Stock and the Series E Preferred Stock at a time when the market price of TXCO Common Stock is greater than the applicable conversion price of the Preferred Stock (that is, $14.48 per share for the Series D Preferred Stock and $17.36 per share for the Series E Preferred Stock). The Call Spread Transactions, however, allow TXCO to exercise the Lower Call Spread Options to receive cash or shares of TXCO Common Stock that will economically offset, in part, the dilution caused by the conversion of the Series D Preferred Stock and the Series E Preferred Stock when the market price of our Common Stock is greater than the conversion price of the applicable series of Preferred Stock (which defines the strike price of the Lower Call Spread Options) (the “Lower Strike Price”) and is less than the strike price of the Upper Call Spread Options (the “Higher Strike Price”). As a result, TXCO common stockholders will not experience economic dilution upon the conversion of the Series D Preferred Stock and the Series E Preferred Stock during the terms of the Lower Call Spread Options unless the market price of TXCO Common Stock is greater than the applicable Higher Strike Price (that is, $18.10 per share for the Series D Preferred Stock and $21.71 per share for the Series E Preferred Stock), which prices represent a 50% premium to the market price of our Common Stock on the date the Preferred Stock was first issued.

From the economic perspective of TXCO and its common stockholders, the Call Spread Transactions taken together allow TXCO to effectively increase the price—the threshold point—at which economic dilution of TXCO’s common stockholders would otherwise occur upon conversion of the Series D Preferred Stock from $14.48 (which represents a conversion premium of 20% to the market price of our Common Stock on the date of issuance of the Series C Preferred Stock (which was subsequently exchanged for Series D Preferred Stock) up to $18.10 (which represents a conversion premium of 50% to the market price of our Common Stock on the date of issuance of the Series D Preferred Stock), depending on the market price of TXCO’s common stock on the date of conversion and, if exercised or terminated, the dates of exercise (or early termination in the case of the Upper Call Spread Options) of the Lower Call Spread Options and the Upper Call Spread Options, and upon conversion of the Series E Preferred Stock from $17.36 (which represents a conversion premium of 20% to the market price of our Common Stock on the date of issuance of the Series E Preferred Stock) up to $21.71 (which represents a conversion premium of 50% to the market price of our Common Stock on the date of issuance of the Series E Preferred Stock), depending on the market price of TXCO’s common stock on the date of conversion and, if exercised or terminated, the dates of exercise (or early termination in the case of the Upper Call Spread Options) of the Lower Call Spread Options and the Upper Call Spread Options. However, the Call Spread Transactions will not change the number of shares of Common Stock issuable to the holders of Preferred Stock upon conversion of the Preferred Stock. CVI, not the Preferred Stockholders or any purchaser of Common Stock hereunder, will bear the risk of any increase in TXCO’s stock price.

The Call Spread Transactions are contracts entered into by TXCO with CVI, and are not part of the terms of the Preferred Stock. The holders of Preferred Stock, and the Common Stock issued upon conversion of the Preferred Stock, and purchasers of the Common Stock issued upon conversion of the Preferred Stock and offered hereby, will not have any rights or obligations with respect to the Call Spread Transactions. As the counterparties to the Call Spread Transactions, only TXCO and CVI will have rights and obligations under such contracts. CVI’s rights and obligations under the Call Spread Transactions are separate and apart from CVI's rights under the Preferred Stock. CVI can elect to assign, transfer and/or convert its Preferred Stock without any effect on its rights and obligations under the Call Spread Transactions, and CVI can elect to assign or transfer its rights and obligations under the Call Spread Transactions without any effect on its Preferred Stock. Additionally, CVI can transfer its rights and obligations under either or both of the Lower Call Spread Options or the Upper Call Spread Options without transferring the shares of Preferred Stock that it owns, and CVI can transfer the shares of Preferred Stock that it owns without transferring its rights and obligations under either or both of the Lower Call Spread Options or the Upper Call Spread Options. The Call Spread Transactions were entered into with the intent of reducing economic dilution to TXCO’s common stockholders upon the conversion of the Preferred Stock. The conversion price of the Preferred Stock is not affected or adjusted in any manner by the terms of the Call Spread Transaction and the number of shares of TXCO Common Stock issuable to the holders of Preferred Stock upon conversion will not be changed by any exercise or non-exercise of the Lower Call Spread Options or the Upper Call Spread Options.

The call options do not have to be exercised if any shares of Preferred Stock are converted, although the Lower Call Spread Options relating to the shares of Preferred Stock that are converted will expire following conversion of such Preferred Stock. Additionally, CVI can exercise the Upper Call Spread Options at the applicable expiration date even if the related Preferred Stock has not been converted, although it is unlikely they would do so unless the price of our Common Stock at the time of exercise were greater than the strike price of the related Upper Call Spread Options. We can exercise the Lower Call Spread Options at the time of expiration if the related Preferred Stock has not been converted, although we would not do so unless the price of our Common Stock at the time of exercise was greater than the strike price of the related Lower Call Spread Option.

Material Terms of the Lower Call Spread Options

In general, the Lower Call Spread Options require CVI to deliver to us either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised (which will correspond to the number of shares of Common Stock issued upon conversion of the Preferred Stock) multiplied by the difference between the market price of our Common Stock at the time the option is exercised and the Lower Strike Price, divided, in the case of a settlement in shares, by the market price of our Common Stock. The following table summarizes the terms of the Lower Call Spread Options, which are call options that TXCO purchased from CVI:

	Number of Shares of Common Stock Covered	Lower Strike Price	Round Expiration Date*
First Round	3,798,343	$14.48	November 21, 2012
Second Round	1,152,074	$17.36	February 28, 2013
Third Round	960,582	$14.48	April 4, 2013

* Subject to early expiration upon conversion of the related shares of Preferred Stock.

The First Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock issued on March 4, 2008 in exchange for the shares of Series C Preferred Stock issued on November 21, 2007. The Second Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock issued on March 4, 2008. The Third Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock issued on April 4, 2008.

One-thirtieth of each round of the Lower Call Spread Option expires on each of the 30 consecutive trading days ending on the expiration date for such round. However, if shares of Preferred Stock have been converted, one-thirtieth of the portion of the Lower Call Spread Option corresponding to the converted shares of Preferred Stock will expire on each of the 30 consecutive trading days occurring after the 10th calendar day after CVI receives such notice of conversion.

The Lower Call Spread Options are so-called “European” options, which means that they are exercisable only on their specified expiration dates, rather than at any time during the term of the option. The only circumstances under which we would not exercise a Lower Call Spread Option prior to its expiration would be if the market price of our Common Stock at the time of expiration were lower than the Lower Strike Price. We may exercise the Lower Call Spread Options by giving written notice to CVI.

The following tables summarize the amount of cash (if we elected a cash settlement) or the number of shares of our Common Stock (if we elected a net share settlement), that CVI would be required to deliver to us upon our exercise, in full, of each round of the Lower Call Spread Option at the specified market prices of our Common Stock at the time that the Lower Call Spread Option is exercised:

Lower Call Spread Option – First Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to TXCO (Cash Settlement)	Number of Shares to TXCO (Net Share Settlement)
Less than $14.48		$0.00	0
$15.00		$1,975,138.36	131,675
$16.00		$5,773,481.36	360,842
$17.00		$9,571,824.36	563,048
$18.00		$13,370,167.36	742,787
$19.00		$17,168,510.36	903,605
$20.00		$20,966,853.36	1,048,342
$21.00		$24,765,196.36	1,179,295
$22.00		$28,563,539.36	1,298,342
$23.00		$32,361,882.36	1,407,038
$24.00		$36,160,225.36	1,506,676
$25.00		$39,958,568.36	1,598,342
$25.34	*	$41,250,004.98	1,627,861

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

Lower Call Spread Option – Second Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to TXCO (Cash Settlement)	Number of Shares to TXCO (Net Share Settlement)
Less than $17.36		$0.00	0
$18.00		$737,327.36	40,962
$19.00		$1,889,401.36	99,442
$20.00		$3,041,475.36	152,073
$21.00		$4,193,549.36	199,692
$22.00		$5,345,623.36	242,982
$23.00		$6,497,697.36	282,508
$24.00		$7,649,771.36	318,740
$25.00		$8,801,845.36	352,073
$26.00		$9,953,919.36	382,843
$27.00		$11,105,993.36	411,333
$28.00		$12,258,067.36	437,788
$29.00		$13,410,141.36	462,418
$30.00		$14,562,215.36	485,407
$30.38	*	$15,000,003.48	493,746

* $30.38 is the market price of our Common Stock at which we may force conversion of the Series E Preferred Stock.

Lower Call Spread Option – Third Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to TXCO (Cash Settlement)	Number of Shares to TXCO (Net Share Settlement)
Less than $14.48		$0.00	0
$15.00		$499,502.64	33,300
$16.00		$1,460,084.64	91,255
$17.00		$2,420,666.64	142,392
$18.00		$3,381,248.64	187,847
$19.00		$4,341,830.64	228,517
$20.00		$5,302,412.64	265,120
$21.00		$6,262,994.64	298,237
$22.00		$7,223,576.64	328,344
$23.00		$8,184,158.64	355,832
$24.00		$9,144,740.64	381,030
$25.00		$10,105,322.64	404,212
$25.34	*	$10,431,920.52	411,678

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

The examples given above are hypothetical only, and are not intended to suggest whether TXCO anticipates that the value of its Common Stock at any time will be greater or less than the applicable exercise price of the Lower Call Spread Options.

The amounts payable to us by CVI upon our exercise of the Lower Call Spread Options are not subject to any ceilings pursuant to the terms of such Lower Call Spread Options. However, the exercise by CVI of the Upper Call Spread Options would effectively limit the net amount payable to us by CVI upon our exercise of the Lower Call Spread Options to the amount that would be payable to us if we exercised the Lower Call Spread Options at a market price of our Common Stock equal to the Higher Strike Price.  Because to the extent the market price of our Common Stock at the time of the exercise of these Options is above the Higher Strike Price, the amount of cash or number of shares CVI would be obligated to deliver to use under the Lower Call Spread Option in respect of that portion of the market price that exceeds the Higher Strike Price would be equal on a dollar for dollar or share by share basis, as applicable, to the amount of cash or number of shares we would be obligated to deliver to CVI under the Upper Call Spread Option.  See "–Net Effect of Call Spread Transactions on TXCO."

Material Terms of the Upper Call Spread Options

In general, the Upper Call Spread Options require us to deliver to CVI either cash or shares of our Common Stock, at our option, in an amount equal to the number of options exercised multiplied by the difference between the market price of our Common Stock at the time the option is exercised and the Higher Strike Price divided, in the case of a settlement in shares, by the market price. The following table summarizes the terms of the Upper Call Spread Options, which are call options that TXCO sold to CVI:

	Number of Shares of Common Stock Covered	Higher Strike Price		Expiration Date*
First Round	1,266,114 1,266,114 1,266,114	$ $ $	18.10 18.10 18.10	May 21, 2013 November 21, 2013 May 21, 2014
Second Round	384,025 384,025 384,025	$ $ $	21.71 21.71 21.71	August 28, 2013 February 28, 2014 August 28, 2014
Third Round	320,194 320,194 320,194	$ $ $	18.10 18.10 18.10	October 4, 2013 April 4, 2014 October 4, 2014

* Ten percent of each option expires on each of the 10 trading days ending on the expiration date.

The First Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock issued on March 4, 2008 in exchange for the shares of Series C Preferred Stock issued on November 21, 2007. The Second Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series E Preferred Stock issued on March 4, 2008. The Third Round corresponds to the shares of Common Stock issuable upon conversion of the shares of Series D Preferred Stock issued on April 4, 2008.

The Upper Call Spread Options are so-called “European” options, which means that they are exercisable only on their specified expiration dates, rather than at any time during the term of the option. The Upper Call Spread Option cannot be exercised by CVI prior to its expiration date, even if Preferred Stock is converted into Common Stock prior to such expiration date and the Lower Call Spread Option is exercised. The only circumstances under which we would not expect CVI to exercise an Upper Call Spread Option when exercisable would be if the market price of our Common Stock at such time was lower than the strike price of the Upper Call Spread Options. CVI exercises the Upper Call Spread Options by giving written notice to us.

We may at any time terminate the Upper Call Spread Option by giving written notice to CVI, and we expect that upon any exercise by us of any Lower Call Spread Option we would elect to early terminate the related portion of the Upper Call Spread Option. Upon our election to early terminate an Upper Call Spread Option, we must pay CVI on account of such termination the Close-out Amount. The "Close-out Amount", as defined under the applicable International Swaps and Derivative Association, or ISDA, 2002 master form, means, with respect to each terminated transaction or each group of terminated transactions, the amount of the losses or costs (or gains) of CVI that are or would be incurred (or realized) under then prevailing circumstances in replacing, or in providing for CVI the economic equivalent of the material terms of the terminated transaction or group of terminated transactions, including the payments and deliveries by the parties in respect of that terminated transaction that would, but for the occurrence of the relevant early termination, have been required after that date. Any Close-out Amount will be determined by CVI, which must act in good faith and use commercially reasonable procedures in order to produce a commercially reasonable result. A Close-out Amount will be determined as of the early termination date or, if that would not be commercially reasonable, as of the date or dates following the early termination date as would be commercially reasonable. We believe that the Close-out Amount will generally be equivalent to the value of an option to purchase the related number of shares of our Common Stock at the Higher Strike Price for a period from the early termination date through the original expiration date.

The following tables summarize the amount of cash (if we elected a cash settlement) or the number of shares of our Common Stock (if we elected a net share settlement), that we would be required to deliver to CVI upon CVI’s exercise, in full, of each round of the Upper Call Spread Option at the specified market prices of our Common Stock at the time that the Upper Call Spread Option is exercised:

Upper Call Spread Option – First Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to CVI (Cash Settlement)	Number of Shares to CVI (Net Share Settlement)
Less than $18.10		$0.00	0
$19.00		$3,418,507.80	179,921
$20.00		$7,216,849.80	360,842
$21.00		$11,015,191.80	524,532
$22.00		$14,813,533.80	673,342
$23.00		$18,611,875.80	809,211
$24.00		$22,410,217.80	933,759
$25.00		$26,208,559.80	1,048,342
$25.34	*	$27,499,996.08	1,085,240

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

Upper Call Spread Option – Second Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to CVI (Cash Settlement)	Number of Shares to CVI (Net Share Settlement)
Less than $21.71		$0.00	0
$22.00		$334,101.75	15,186
$23.00		$1,486,176.75	64,616
$24.00		$2,638,251.75	109,927
$25.00		$3,790,326.75	151,613
$26.00		$4,942,401.75	190,092
$27.00		$6,094,476.75	225,721
$28.00		$7,246,551.75	258,805
$29.00		$8,398,626.75	289,607
$30.00		$9,550,701.75	318,356
$30.38	*	$9,988,490.25	328,785

* $30.38 is the market price of our Common Stock at which we may force conversion of the Series E Preferred Stock.

Upper Call Spread Option – Third Round:

Market Price of Common Stock at Time of Exercise		Amount of Cash to CVI (Cash Settlement)	Number of Shares to CVI (Net Share Settlement)
Less than $18.10		$0.00	0
$19.00		$864,523.80	45,501
$20.00		$1,825,105.80	91,255
$21.00		$2,785,687.80	132,651
$22.00		$3,746,269.80	170,284
$23.00		$4,706,851.80	204,645
$24.00		$5,667,433.80	236,143
$25.00		$6,628,015.80	265,120
$25.34	*	$6,954,613.68	274,452

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

The examples given above are hypothetical only, and are not intended to suggest whether TXCO anticipates that the value of its Common Stock at any time will be greater or less than the applicable exercise price of the Upper Call Spread Options. The amounts payable to CVI by us upon the exercise of the Upper Call Spread Options are not subject to any ceilings pursuant to the terms of such Upper Call Spread Options.  Although, as discussed above under “- Material Terms of Lower Call Spread Options”, if the Lower Call Spread Option is exercised at the same market price for our Common Stock as the Upper Call Spread Option, the amounts to be paid by us under the Upper Call Spread Option will be offset by amounts to be paid to us under the Lower Call Spread Option.

Effect of Call Spread Transaction on Dilution Resulting From Conversion of Preferred Stock

Our exercise of the Lower Call Spread Options requires CVI to deliver to us either an amount of cash (if we elect a cash settlement) or a number of shares of our Common Stock (if we elect a net share settlement). A cash settlement of our exercise of the Lower Call Spread Options has the same economic effect as though we had sold the Preferred Stock at a higher purchase price. By reducing the number of outstanding shares of our Common Stock, a net share settlement of our exercise of the Lower Call Spread Options has the same economic effect as though TXCO had issued the Preferred Stock with a higher conversion price. Such payment of cash or delivery of shares upon the exercise of the Lower Call Spread Options effectively increases the threshold point at which TXCO common stockholders will experience economic dilution upon conversion of the Preferred Stock and, from the perspective of TXCO and its common stockholders, effectively increases the conversion premium for each series of Preferred Stock. The economic effect of the exercise of the Upper Call Spread Options by CVI in conjunction with our exercise of the Lower Call Spread Options is to cap the counter-dilutive effects of the Lower Call Spread Options at a market price of our Common Stock that is equal to the strike price of the Upper Call Spread Options, which corresponds to a 50% conversion premium for the corresponding series of Preferred Stock.

The following tables illustrate the net economic effect of the exercise of the Lower Call Spread Options in conjunction with the exercise of the Upper Call Spread Options at various price points corresponding to the market price of TXCO Common Stock at the time of such exercise, assuming the market price of our Common Stock at the time of the exercise of the Lower Call Spread Option and the Upper Call Spread Option is the same and assuming that we do not early terminate the Upper Call Spread Options. For each round of Call Spread Transactions, a separate table summarizes the net cash deliverable to TXCO (if we elect a cash settlement), the net shares of our Common Stock deliverable to TXCO (if we elect a net share settlement), the effective conversion price of the corresponding Preferred Stock and the effective conversion premium of the corresponding Preferred Stock, in each case at the specified market prices of our Common Stock at the time that the Call Spread Transactions are exercised.

Call Spread Transactions – First Round:

Market Price of Common Stock		Net Cash to TXCO (Cash Settlement)	Net Shares to TXCO (Net Share Settlement)	Effective Conversion Price	Effective Conversion Premium
$14.48		$0.00	0	$14.48	20%
$15.00		$1,975,138	131,675	$15.00	24%
$16.00		$5,773,481	360,842	$16.00	33%
$17.00		$9,571,823	563,048	$17.00	41%
$18.00		$13,370,166	742,787	$18.00	49%
$18.10		$13,750,000	759,668	$18.10	50%
$19.00		$13,750,000	723,684	$17.89	48%
$20.00		$13,750,000	687,500	$17.68	46%
$21.00		$13,750,000	654,761	$17.50	45%
$22.00		$13,750,000	625,000	$17.33	44%
$23.00		$13,750,000	597,826	$17.18	42%
$24.00		$13,750,000	572,916	$17.05	41%
$25.00		$13,750,000	550,000	$16.93	40%
$25.34	*	$13,750,000	542,620	$16.89	40%

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

Call Spread Transactions – Second Round:

Market Price of Common Stock		Net Cash to TXCO (Cash Settlement)	Net Shares to TXCO (Net Share Settlement)	Effective Conversion Price	Effective Conversion Premium
Less than $17.36		$0.00	0	$17.36	20%
$18.00		$737,327	40,962	$18.00	24%
$19.00		$1,889,401	99,442	$19.00	31%
$20.00		$3,041,475	152,073	$20.00	38%
$21.00		$4,193,548	199,692	$21.00	45%
$21.71		$5,011,521	230,839	$21.71	50%
$22.00		$5,011,521	227,796	$21.64	50%
$23.00		$5,011,521	217,892	$21.41	48%
$24.00		$5,011,521	208,813	$21.20	47%
$25.00		$5,011,521	200,460	$21.02	45%
$26.00		$5,011,521	192,750	$20.85	44%
$27.00		$5,011,521	185,611	$20.69	43%
$28.00		$5,011,521	178,982	$20.55	42%
$29.00		$5,011,521	172,811	$20.42	41%
$30.00		$5,011,521	167,050	$20.30	40%
$30.38	*	$5,011,521	164,961	$20.26	40%

* $30.38 is the market price of our Common Stock at which we may force conversion of the Series E Preferred Stock.

Call Spread Transactions – Third Round:

Market Price of Common Stock		Net Cash to TXCO (Cash Settlement)	Net Shares to TXCO (Net Share Settlement)	Effective Conversion Price	Effective Conversion Premium
$14.48		$0.00	0	$14.48	20%
$15.00		$499,494	33,299	$15.00	24%
$16.00		$1,460,061	91,253	$16.00	33%
$17.00		$2,420,627	142,389	$17.00	41%
$18.00		$3,381,193	187,844	$18.00	49%
$18.10		$3,477,250	192,113	$18.10	50%
$19.00		$3,477,250	183,013	$17.89	48%
$20.00		$3,477,250	173,862	$17.68	46%
$21.00		$3,477,250	165,583	$17.50	45%
$22.00		$3,477,250	158,056	$17.33	44%
$23.00		$3,477,250	151,184	$17.18	42%
$24.00		$3,477,250	144,885	$17.05	41%
$25.00		$3,477,250	139,090	$16.93	40%
$25.34	*	$3,477,250	137,223	$16.89	40%

* $25.34 is the market price of our Common Stock at which we may force conversion of the Series D Preferred Stock.

The following summary describes the operation of the Call Spread Transactions with respect to the first round of the Series D Preferred Stock in four scenarios: (i) the market price of our Common Stock is greater than $14.48 (the “Lower Strike Price”) but less than $18.10 (the “Higher Strike Price”); (ii) the market price of our Common Stock is equal to the Higher Strike Price; (iii) the market price of our Common Stock is greater than the Higher Strike Price; and (iv) the market price of our Common Stock is equal to or less than the Lower Strike Price. The Call Spread Transactions for the second round of the Series D Preferred Stock would operate similarly, except that the number of shares subject to such option would be 960,582. The Call Spread Transactions operate similarly with respect to the Series E Preferred Stock, except that the Lower Strike Price is $17.36 and the Higher Strike Price is $21.71.

1.             Market Price is Greater Than the Lower Strike Price

If the market price of our Common Stock on a conversion date is greater than the Lower Strike Price of $14.48, then the portion of the Lower Call Spread Option relating to the Preferred Stock that is converted would be exercised by TXCO prior to its expiration date (which would be 30 days following our receipt of notice of conversion). For illustrative purposes, following is an example of each settlement option assuming that the market price of our Common Stock at each expiration date is $18.00 per share and we chose the settlement option specified below on each of those dates. With respect to the Lower Call Spread Options:

•             Cash Settlement Option.

If TXCO were to elect the cash settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO cash in an amount equal to the product of the number of options exercised on such date and the difference between the market price of our Common Stock at such time and the Lower Strike Price.

At a market price of $18.00 per share on each expiration date, TXCO would be entitled to receive from CVI $13,370,167, which is equal to the product of (i) the number of shares covered by the Call Spread Transactions with respect to the Series D Preferred Stock, 3,798,343 shares, and (ii) $3.52, which equals the difference between the market price of $18.00 per share and the Lower Strike Price of $14.48.

•             Net Share Settlement Option.

If TXCO were to elect the net share settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO outstanding shares of Common Stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above.

At a market price of $18.00 per share on each expiration date, TXCO would be entitled to receive from CVI 742,787 outstanding shares of Common Stock, which is equal to the number of whole shares that can be purchased for $13,370,167 (the net benefit deliverable to TXCO under the cash settlement option) at the market price of $18.00 per share. As a result, the net increase in the number of outstanding shares of Common Stock as a result of the conversion of the Series D Preferred Stock would be 3,055,555 shares: 3,798,342 shares issued upon conversion of the first round of Series D Preferred Stock, reduced by 742,787 shares of Common Stock returned to TXCO by CVI.

At a market price of $18.00 on the expiration date of the Upper Call Spread Options, the Upper Call Spread Options sold by TXCO to CVI would expire without value. If, however, the Preferred Stock were converted and the Lower Call Spread Options were exercised when the market price of our Common Stock was $18.00, but at the expiration of the Upper Call Spread Options, the market price of our Common Stock exceeded the Higher Strike Price, then the net amount of cash or number of shares received by TXCO from CVI, after giving effect to the payment due from TXCO to CVI under the Upper Call Spread Options, would be reduced. In such a situation if the market price of our Common Stock at the time of exercise of the Upper Call Spread Options exceeded $21.62 per share, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Option, thereby effectively reducing the conversion premium below 20%.

2.             Market Price is Equal to the Higher Strike Price

If the market price of our Common Stock on a conversion date is equal to the Higher Strike Price, then the portion of the Lower Call Spread Option relating to the Preferred Stock that is converted would be exercised by TXCO prior to its expiration date (which would be 30 days following our receipt of notice of conversion). For illustrative purposes, following is an example of each settlement option assuming that the market price of our Common Stock at each expiration date is the Higher Strike Price of $18.10 per share and TXCO chose the settlement option specified below on each of those dates. With respect to the Lower Call Spread Options:

•             Cash Settlement Option.

If TXCO were to elect the cash settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price of our Common Stock at such time and the Lower Strike Price.

At a market price of $18.10 per share on each expiration date, TXCO would be entitled to receive from CVI $13,750,000, which is equal to the product of (i) the number of shares covered by the Lower Call Spread Option with respect to the Series D Preferred Stock, 3,798,343 shares, and (ii) $3.62, the difference between Lower Strike Price of $14.48 and the market price of $18.10.

•             Net Share Settlement Option.

If TXCO were to elect the net share settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO outstanding shares of Common Stock with a value equal to the cash value of the differential described under “Cash Settlement Option” above.

At a market price of $18.10 per share on each expiration date, TXCO would be entitled to receive from CVI 759,668 outstanding shares of Common Stock, which is equal to the number of whole shares that can be purchased for $13,750,000 (the net benefit deliverable to TXCO under the cash settlement option) at the market price of $18.10 per share. As a result, the net increase in the number of outstanding shares of our Common Stock as a result of the conversion of the Series D Preferred Stock would be 3,038,674 shares: 3,798,342 shares issued upon conversion of the Series D Preferred Stock, reduced by 759,668 shares returned to TXCO by CVI.

At a market price of $18.10 on the expiration date of the Upper Call Spread Options, the Upper Call Spread Options sold by TXCO to CVI would expire without value. If, however, the Preferred Stock were converted and the Lower Call Spread Options were exercised when the market price of our Common Stock was $18.10, but at the expiration of the Upper Call Spread Options, the market price of our Common Stock exceeded the Higher Strike Price, then the net amount of cash or number of shares received by TXCO from CVI, after giving effect to the payment due from TXCO to CVI under the Upper Call Spread Options, would be reduced. In such a situation if the market price of our Common Stock at the time of exercise of the Upper Call Spread Options exceeded $21.72 per share, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Option, thereby effectively reducing the conversion premium below 20%.

3.             Market Price is Greater Than the Higher Strike Price

If the market price of our Common Stock on an exercise date was greater than the Higher Strike Price, then the portion of the Lower Call Spread Option relating to the Preferred Stock that is converted would be exercised by TXCO prior to its expiration date (which would be 30 days following our receipt of notice of conversion). For illustrative purposes, following is an example of each settlement option assuming that the market price of our Common Stock at each expiration date is $25.00 per share and TXCO chose the settlement option in question on each of those dates.

•             Cash Settlement Option.

Lower Call Spread Option. If TXCO were to elect the cash settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price of TXCO Common Stock at such time and the Lower Strike Price.

In this situation, TXCO would be entitled to receive a cash payment from CVI of $39,958,568 under the Lower Call Spread Option (3,798,343 options multiplied by $10.52 (the difference between the market price of $25 and the Lower Strike Price of $14.48)).

Upper Call Spread Option. If TXCO were to elect the cash settlement option, TXCO would be obligated to deliver to CVI cash in an amount equal to the product of the number of options exercisable on such date and the difference between the market price and the Higher Strike Price.

At a market price of $25.00 per share on each expiration date, TXCO would be required to pay CVI $26,208,559, which is equal to the product of (i) the number of shares covered by the Call Spread Transactions with respect to the Series D Preferred Stock, 3,798,342 shares, and (ii) $6.90, the difference between the Higher Strike Price of $18.10 and the market price of $25.00.

On a net basis, TXCO would be entitled to a cash payment of $13,750,000.

•             Net Share Settlement Option.

Lower Call Spread Option. If TXCO were to elect the net share settlement option with respect to any exercise date, CVI would be obligated to deliver to TXCO outstanding shares of Common Stock with a value equal to the cash value of the differential described under “Cash Settlement Option—Lower Call Spread Option” above.

In this situation, TXCO would be entitled to receive from CVI 1,598,342 shares of Common Stock under the Lower Call Spread Option (3,798,343 options multiplied by $10.52 (the difference between the market price of $25 and the Lower Strike Price of $14.48) and then divided by $25).

Upper Call Spread Option. If TXCO were to elect the net share settlement option, TXCO would be obligated to deliver to CVI outstanding shares of Common Stock with a value equal to the cash value of the differential described under “Cash Settlement Option—Upper Call Spread Option” above.

At a market price of $25.00 per share on each expiration date, TXCO would be required to deliver to CVI 1,048,342 shares of Common Stock, which is equal to the number of whole shares that can be purchased for $26,208,559 (the net benefit deliverable to CVI under the cash settlement option) at the current market price of $25.00 per share.

On a net basis, TXCO would be entitled to a share payment of 550,000 shares of its Common Stock.

However, if the market price of the TXCO Common Stock is less than approximately $19.00 per share on the date the Series D Preferred Stock is converted and the Lower Call Spread Option is exercised, and the market price exceeds approximately $24.00 at the time the applicable Upper Call Spread Option is exercised, then TXCO would either have to pay cash or issue shares to CVI in excess of the cash or shares received from CVI under the Lower Call Spread Options, thereby effectively reducing the conversion premium received by TXCO below 20%.

4.             Market Price is Less Than the Lower Strike Price

If the market price of TXCO’s Common Stock on an exercise date was less than the Lower Strike Price, then the portion of the Lower Call Spread Option relating to the Preferred Stock that is converted would expire without value and TXCO would not receive any shares of Common Stock or cash from CVI with respect to that tranche. TXCO would only be obligated to deliver cash or shares of Common Stock in respect of that tranche under the Upper Call Spread Option if, at the time of expiration of such option, the market price exceeded the Higher Strike Price.

The examples given above are hypothetical only, and are not intended to suggest whether TXCO anticipates that the value of its Common Stock at any time will be greater or less than the applicable conversion price of the Preferred Stock. The Lower Call Spread Options have the effect on TXCO and its current common stockholders of reducing the economic dilution that would otherwise result from the conversion of the Preferred Stock. The Upper Call Spread Options cap CVI’s liability under the Lower Call Spread Options at the Higher Strike Price by effectively requiring TXCO to either pay $1.00 or deliver one share of its common stock to CVI for each $1.00 or share of common stock received from CVI to the extent the market price is greater than the Higher Strike Price at the time the Lower Call Spread Option is exercised.

Net Costs and Benefits of Call Spread Transactions

We sold the Upper Call Spread Options to CVI in order to reduce the net cost to us of the Lower Call Spread Options. We paid approximately $33.1 million to CVI for the purchase of the Lower Call Spread Options and received approximately $27.2 million from CVI from the sale of the Upper Call Spread Options, for a net cost to us of $5.9 million. Such amounts are allocated among the three rounds of call spread transactions as follows (amounts approximate):

	Paid for Purchase of Lower Call Spread Option	Received for Sale of Upper Call Spread Option	Net Cost of Call Spread Transactions
First Round	$21,500,000	$17,900,000	$3,700,000
Second Round	$6,200,000	$4,800,000	$1,300,000
Third Round	$5,400,000	$4,500,000	$900,000
TOTAL	$33,100,000	$27,200,000	$5,900,000

Under the First Round of Call Spread Transactions, after giving effect to the net cost of the call options, we will lose money to the extent the market price of our Common Stock at the time of conversion is less than approximately $15.45, and we can benefit up to a maximum of approximately $10.1 million if our share price equals or exceeds the Upper Call Spread Option strike price of $18.10 at the time of exercise.

Under the Second Round of Call Spread Transactions, after giving effect to the net cost of the call options, we will lose money to the extent the market price of our Common Stock at the time of conversion is less than approximately $18.52, and we can benefit up to a maximum of approximately $3.7 million if our share price equals or exceeds the Upper Call Spread Option strike price of $21.71 at the time of exercise.

Under the Third Round of Call Spread Transactions, after giving effect to the net cost of the call options, we will lose money to the extent the market price of our Common Stock at the time of conversion is less than approximately $15.45, and we can benefit up to a maximum of approximately $2.5 million if our share price equals or exceeds the Upper Call Spread Option strike price of $18.10 at the time of exercise.

Upper Call Spread Option Exercise Apart From Lower Call Spread Option Exercise

There are circumstances in which the Upper Call Spread Options might be exercised other than in conjunction with our exercise of the Lower Call Spread Options. First, the terms of the Upper Call Spread Options do not permit CVI to exercise the Upper Call Spread Options in conjunction with our exercise of the Lower Call Spread Options, and we may elect not to terminate the Upper Call Spread Options and pay the Close-out Amount when the Lower Call Spread Options are exercised by us. Additionally, we would not exercise the Lower Call Spread Options if the market price of our Common Stock does not exceed the strike price of the Lower Call Spread Options at the time they become exercisable and expire. However, the expiration dates of the Upper Call Spread Options are up to 18 months after the expiration dates of the corresponding Lower Call Spread Options and the market value of our Common Stock could increase during such interim period to a price that is greater than the strike price of the Upper Call Spread Options and CVI would, in those circumstances, be entitled to exercise the Upper Call Spread Options at their respective expiration dates even though the Lower Call Spread Option expired unexercised. Further, because the expiration dates of the Upper Call Spread Options are up to 18 months after the expiration dates of the corresponding Lower Call Spread Options, if we elect to early terminate the Upper Call Spread Options prior to their expiration dates such options could have value that we would have to pay to CVI as the Close-out Amount.

To the extent that the market price of our Common Stock decreases between the date on which we exercise the Lower Call Spread Options and the date on which CVI exercises the Upper Call Spread Options, the net cash or shares deliverable to TXCO pursuant to the Call Spread Transactions will increase, together with the effective conversion price and effective conversion premium of the Preferred Stock. Similarly, to the extent that the market price of our Common Stock increases between the date on which we exercise the Lower Call Spread Options and the date on which CVI exercises the Upper Call Spread Options, the net cash or shares deliverable to TXCO pursuant to the Call Spread Transactions will decrease. In addition, at certain combinations of market prices at the time of the exercises or expiration of the Upper Call Spread Options and the Lower Call Spread Options, as shown in the tables below, TXCO could be required to make a net delivery to CVI of cash or shares of our Common Stock. Any decrease in the net cash or net shares deliverable to TXCO, or the delivery by TXCO of net cash or net shares to CVI, will decrease the effective conversion price and effective conversion premium of the Preferred Stock and could result in greater dilution to the holders of our Common Stock than would exist in the absence of the Call Spread Transactions.

Net Effect of Call Spread Transactions on TXCO

The following tables summarize the net economic effect (before taking into account TXCO’s net cost of the Call Spread Transactions) on us and, indirectly, the holders of our Common Stock, of the specified combinations of the market price of our Common Stock at the time of our exercise of the Lower Call Spread Options and the market price at the time of CVI’s exercise of the Upper Call Spread Options at expiration (or if any such call spread option expires unexercised). For each round of call spread transactions, a separate table summarizes the net payment of cash (assuming that all options are settled in cash), the net delivery of shares (assuming that all options are settled by net share settlement), the effective conversion price of the corresponding Preferred Stock and the effective conversion premium of the corresponding Preferred Stock. We are unable to show the effect of the early termination of the Upper Call Spread Options by us because the Close-out Amount that we have to pay to CVI will depend on market conditions prevailing at the time of our exercise of the early termination.

First Round – Net Cash to TXCO (Net Cash to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$18.10	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$25.34
	$14.48	$-	$(3,418,508)	$(7,216,851)	$(11,015,193)	$(14,813,536)	$(18,611,878)	$(22,410,221)	$(26,208,564)	$(27,500,000)
	$15.00	$1,975,138	$(1,443,370)	$(5,241,713)	$(9,040,055)	$(12,838,398)	$(16,636,740)	$(20,435,083)	$(24,233,425)	$(25,524,862)
	$16.00	$5,773,481	$2,354,972	$(1,443,370)	$(5,241,713)	$(9,040,055)	$(12,838,398)	$(16,636,740)	$(20,435,083)	$(21,726,519)
Market	$17.00	$9,571,823	$6,153,315	$2,354,972	$(1,443,370)	$(5,241,713)	$(9,040,055)	$(12,838,398)	$(16,636,740)	$(17,928,177)
Price of	$18.00	$13,370,166	$9,951,657	$6,153,315	$2,354,972	$(1,443,370)	$(5,241,713)	$(9,040,055)	$(12,838,398)	$(14,129,834)
Common	$18.10	$13,750,000	$10,331,492	$6,533,149	$2,734,807	$(1,063,536)	$(4,861,878)	$(8,660,221)	$(12,458,564)	$(13,750,000)
Stock at	$19.00	$17,168,508	$13,750,000	$9,951,657	$6,153,315	$2,354,972	$(1,443,370)	$(5,241,713)	$(9,040,055)	$(10,331,492)
Time of	$20.00	$20,966,851	$17,548,343	$13,750,000	$9,951,657	$6,153,315	$2,354,972	$(1,443,370)	$(5,241,713)	$(6,533,149)
Exercise	$21.00	$24,765,193	$21,346,685	$17,548,343	$13,750,000	$9,951,657	$6,153,315	$2,354,972	$(1,443,370)	$(2,734,807)
of Lower	$22.00	$28,563,536	$25,145,028	$21,346,685	$17,548,343	$13,750,000	$9,951,657	$6,153,315	$2,354,972	$1,063,536
Call	$23.00	$32,361,878	$28,943,370	$25,145,028	$21,346,685	$17,548,343	$13,750,000	$9,951,657	$6,153,315	$4,861,878
	$24.00	$36,160,221	$32,741,713	$28,943,370	$25,145,028	$21,346,685	$17,548,343	$13,750,000	$9,951,657	$8,660,221
	$25.00	$39,958,564	$36,540,055	$32,741,713	$28,943,370	$25,145,028	$21,346,685	$17,548,343	$13,750,000	$12,458,564
	$25.34	$41,250,000	$37,831,492	$34,033,149	$30,234,807	$26,436,464	$22,638,122	$18,839,779	$15,041,436	$13,750,000

First Round – Net Shares to TXCO (Net Shares to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$18.10	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$25.34
	$14.48	-	(179,921)	(360,843)	(524,533)	(673,343)	(809,212)	(933,759)	(1,048,343)	(1,085,241)
	$15.00	131,676	(48,246)	(229,167)	(392,857)	(541,667)	(677,536)	(802,083)	(916,667)	(953,565)
	$16.00	360,843	180,921	-	(163,690)	(312,500)	(448,370)	(572,917)	(687,500)	(724,398)
Market	$17.00	563,048	383,127	202,206	38,515	(110,294)	(246,164)	(370,711)	(485,294)	(522,192)
Price of	$18.00	742,787	562,865	381,944	218,254	69,444	(66,425)	(190,972)	(305,556)	(342,454)
Common	$18.10	759,669	579,747	398,826	235,135	86,326	(49,544)	(174,091)	(288,674)	(325,572)
Stock at	$19.00	903,606	723,684	542,763	379,073	230,263	94,394	(30,154)	(144,737)	(181,635)
Time of	$20.00	1,048,343	868,421	687,500	523,810	375,000	239,130	114,583	-	(36,898)
Exercise	$21.00	1,179,295	999,373	818,452	654,762	505,952	370,083	245,536	130,952	94,054
of Lower	$22.00	1,298,343	1,118,421	937,500	773,810	625,000	489,130	364,583	250,000	213,102
Call	$23.00	1,407,038	1,227,117	1,046,196	882,505	733,696	597,826	473,279	358,696	321,797
	$24.00	1,506,676	1,326,754	1,145,833	982,143	833,333	697,464	572,917	458,333	421,435
	$25.00	1,598,343	1,418,421	1,237,500	1,073,810	925,000	789,130	664,583	550,000	513,102
	$25.34	1,627,861	1,447,940	1,267,019	1,103,328	954,519	818,649	694,102	579,519	542,620

Second Round – Net Cash to TXCO (Net Cash to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$21.71	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00	$28.00	$30.38
	$17.36	$-	$(334,101)	$(1,486,175)	$(2,638,249)	$(3,790,323)	$(4,942,396)	$(6,094,470)	$(7,246,544)	$(9,988,479)
	$18.00	$737,327	$403,226	$(748,848)	$(1,900,922)	$(3,052,995)	$(4,205,069)	$(5,357,143)	$(6,509,217)	$(9,251,152)
	$19.00	$1,889,401	$1,555,300	$403,226	$(748,848)	$(1,900,922)	$(3,052,995)	$(4,205,069)	$(5,357,143)	$(8,099,078)
Market	$20.00	$3,041,475	$2,707,373	$1,555,300	$403,226	$(748,848)	$(1,900,922)	$(3,052,995)	$(4,205,069)	$(6,947,005)
Price of	$21.00	$4,193,548	$3,859,447	$2,707,373	$1,555,300	$403,226	$(748,848)	$(1,900,922)	$(3,052,995)	$(5,794,931)
Common	$21.71	$5,011,521	$4,677,419	$3,525,346	$2,373,272	$1,221,198	$69,124	$(1,082,949)	$(2,235,023)	$(4,976,959)
Stock at	$22.00	$5,345,622	$5,011,521	$3,859,447	$2,707,373	$1,555,300	$403,226	$(748,848)	$(1,900,922)	$(4,642,857)
Time of	$23.00	$6,497,696	$6,163,594	$5,011,521	$3,859,447	$2,707,373	$1,555,300	$403,226	$(748,848)	$(3,490,783)
Exercise	$24.00	$7,649,770	$7,315,668	$6,163,594	$5,011,521	$3,859,447	$2,707,373	$1,555,300	$403,226	$(2,338,710)
of Lower	$25.00	$8,801,843	$8,467,742	$7,315,668	$6,163,594	$5,011,521	$3,859,447	$2,707,373	$1,555,300	$(1,186,636)
Call	$26.00	$9,953,917	$9,619,816	$8,467,742	$7,315,668	$6,163,594	$5,011,521	$3,859,447	$2,707,373	$(34,562)
	$27.00	$11,105,991	$10,771,889	$9,619,816	$8,467,742	$7,315,668	$6,163,594	$5,011,521	$3,859,447	$1,117,512
	$28.00	$12,258,065	$11,923,963	$10,771,889	$9,619,816	$8,467,742	$7,315,668	$6,163,594	$5,011,521	$2,269,585
	$30.38	$15,000,000	$14,665,899	$13,513,825	$12,361,751	$11,209,677	$10,057,604	$8,905,530	$7,753,456	$5,011,521

Second Round – Net Shares to TXCO (Net Shares to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$21.71	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00	$28.00	$30.38
	$17.36	-	(15,186)	(64,616)	(109,927)	(151,613)	(190,092)	(225,721)	(258,805)	(328,785)
	$18.00	40,963	25,776	(23,654)	(68,964)	(110,650)	(149,130)	(184,758)	(217,843)	(287,822)
	$19.00	99,442	84,256	34,826	(10,485)	(52,171)	(90,650)	(126,279)	(159,363)	(229,343)
Market	$20.00	152,074	136,887	87,457	42,147	461	(38,018)	(73,647)	(106,731)	(176,711)
Price of	$21.00	199,693	184,506	135,076	89,766	48,080	9,601	(26,028)	(59,112)	(129,092)
Common	$21.71	230,839	215,653	166,223	120,912	79,226	40,747	5,118	(27,966)	(97,945)
Stock at	$22.00	242,983	227,796	178,367	133,056	91,370	52,891	17,262	(15,822)	(85,802)
Time of	$23.00	282,509	267,322	217,892	172,581	130,896	92,416	56,787	23,703	(46,276)
Exercise	$24.00	318,740	303,554	254,124	208,813	167,127	128,648	93,019	59,935	(10,044)
of Lower	$25.00	352,074	336,887	287,457	242,147	200,461	161,982	126,353	93,269	23,289
Call	$26.00	382,843	367,657	318,227	272,916	231,230	192,751	157,122	124,038	54,058
	$27.00	411,333	396,147	346,717	301,406	259,720	221,241	185,612	152,528	82,548
	$28.00	437,788	422,602	373,172	327,861	286,175	247,696	212,067	178,983	109,003
	$30.38	493,746	478,559	429,130	383,819	342,133	303,654	268,025	234,941	164,961

Third Round – Net Cash to TXCO (Net Cash to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$18.10	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$25.34
	$14.48	$-	$(864,510)	$(1,825,076)	$(2,785,642)	$(3,746,209)	$(4,706,775)	$(5,667,341)	$(6,627,907)	$(6,954,500)
	$15.00	$499,494	$(365,015)	$(1,325,581)	$(2,286,148)	$(3,246,714)	$(4,207,280)	$(5,167,847)	$(6,128,413)	$(6,455,006)
	$16.00	$1,460,061	$595,551	$(365,015)	$(1,325,581)	$(2,286,148)	$(3,246,714)	$(4,207,280)	$(5,167,847)	$(5,494,439)
Market	$17.00	$2,420,627	$1,556,117	$595,551	$(365,015)	$(1,325,581)	$(2,286,148)	$(3,246,714)	$(4,207,280)	$(4,533,873)
Price of	$18.00	$3,381,193	$2,516,684	$1,556,117	$595,551	$(365,015)	$(1,325,581)	$(2,286,148)	$(3,246,714)	$(3,573,307)
Common	$18.10	$3,477,250	$2,612,740	$1,652,174	$691,608	$(268,959)	$(1,229,525)	$(2,190,091)	$(3,150,657)	$(3,477,250)
Stock at	$19.00	$4,341,760	$3,477,250	$2,516,684	$1,556,117	$595,551	$(365,015)	$(1,325,581)	$(2,286,148)	$(2,612,740)
Time of	$20.00	$5,302,326	$4,437,816	$3,477,250	$2,516,684	$1,556,117	$595,551	$(365,015)	$(1,325,581)	$(1,652,174)
Exercise	$21.00	$6,262,892	$5,398,383	$4,437,816	$3,477,250	$2,516,684	$1,556,117	$595,551	$(365,015)	$(691,608)
of Lower	$22.00	$7,223,459	$6,358,949	$5,398,383	$4,437,816	$3,477,250	$2,516,684	$1,556,117	$595,551	$268,959
Call	$23.00	$8,184,025	$7,319,515	$6,358,949	$5,398,383	$4,437,816	$3,477,250	$2,516,684	$1,556,117	$1,229,525
	$24.00	$9,144,591	$8,280,081	$7,319,515	$6,358,949	$5,398,383	$4,437,816	$3,477,250	$2,516,684	$2,190,091
	$25.00	$10,105,157	$9,240,648	$8,280,081	$7,319,515	$6,358,949	$5,398,383	$4,437,816	$3,477,250	$3,150,657
	$25.34	$10,431,750	$9,567,240	$8,606,674	$7,646,108	$6,685,541	$5,724,975	$4,764,409	$3,803,843	$3,477,250

Third Round – Net Shares to TXCO (Net Shares to CVI)
Market Price of Common Stock at Time of Exercise of Upper Call

		$18.10	$19.00	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$25.34
	$14.48	-	(45,501)	(91,254)	(132,650)	(170,282)	(204,642)	(236,139)	(265,116)	(274,448)
	$15.00	33,300	(12,201)	(57,954)	(99,350)	(136,983)	(171,343)	(202,840)	(231,817)	(241,148)
	$16.00	91,254	45,753	-	(41,396)	(79,028)	(113,389)	(144,885)	(173,863)	(183,194)
Market	$17.00	142,390	96,889	51,136	9,740	(27,892)	(62,253)	(93,749)	(122,726)	(132,058)
Price of	$18.00	187,844	142,344	96,590	55,194	17,562	(16,798)	(48,295)	(77,272)	(86,603)
Common	$18.10	192,113	146,613	100,859	59,464	21,831	(12,529)	(44,026)	(73,003)	(82,334)
Stock at	$19.00	228,514	183,013	137,260	95,864	58,231	23,871	(7,626)	(36,603)	(45,934)
Time of	$20.00	265,116	219,616	173,863	132,467	94,834	60,474	28,977	-	(9,331)
Exercise	$21.00	298,233	252,732	206,979	165,583	127,951	93,591	62,094	33,117	23,785
of Lower	$22.00	328,339	282,839	237,085	195,689	158,057	123,697	92,200	63,223	53,892
Call	$23.00	355,827	310,327	264,573	223,178	185,545	151,185	119,688	90,711	81,380
	$24.00	381,025	335,524	289,771	248,375	210,742	176,382	144,885	115,908	106,577
	$25.00	404,206	358,706	312,953	271,557	233,924	199,564	168,067	139,090	129,759
	$25.34	411,671	366,171	320,417	279,022	241,389	207,029	175,532	146,555	137,224

The preceding tables illustrate the net effect of the call spread transactions as though either all the call options were settled in cash or in our shares of Common Stock. However, we may elect to settle certain exercises of call options in cash and certain others in shares, and the net economic effect of these differing forms of settlement may differ from the effect illustrated in the preceding tables.

Other Provisions

The market price of our Common Stock for purposes of the Call Spread Transactions is the volume weighted average price of the Common Stock on the date of exercise, determined by reference to Bloomberg.

The exercise of the call options is subject to postponement in the event of, and until the cessation of, a market disruption event with respect to our Common Stock. A “market disruption event” consists of events such as (i) any suspension of or limitation imposed on trading by the relevant stock exchange on which our Common Stock is traded, (ii) any disruption or impairment in the ability of stock market participants in general to effect transactions in or obtain market values for our Common Stock futures or options related thereto on a relevant securities exchange, or (iii) the closure, or early closure, on a customary stock exchange trading day of the applicable stock exchange on which our shares, or related options, are traded. Postponement of the call options would continue until the cessation of the market disruption event.

If CVI determines that the number of shares it is required to deliver to us under the Lower Call Spread Options, together with any other shares of our Common Stock then owned by CVI, would exceed 9.9% of all of our outstanding Common Stock, then CVI can elect to deliver shares of our Common Stock due to us over a period of approximately 20 business days following the call option’s exercise date. If CVI reasonably concludes that it is desirable for purposes of staying below 9.9% beneficial ownership of our Common Stock, then it may modify the timing of Upper Call Spread Option exercise so as to allow it to remain below such beneficial ownership threshold and CVI can postpone its receipt of our Common Stock under the Upper Call Spread Options in order to make sure that such condition is always satisfied. CVI also has the right to postpone any Upper Call Spread Option exercise date, or any other date of valuation or delivery with respect to some or all of the Upper Call Spread Options, for up to 30 business days if it determines that such extension is needed in order to enable it to effect purchases of our Common Stock in connection with its hedging, hedge unwind or settlement activity in a manner that would allow it to comply with applicable securities laws were it an affiliate of ours. If CVI determines that it is advisable to terminate a portion of the Upper Call Spread Options so that its hedging activities related thereto would comply with applicable securities laws, then it may do so, and we would be required to pay appropriate amounts in connection with the terminated portion of the transaction.

Our ability to elect cash settlement of the Upper Call Spread Options depends on whether or not we can comply at the time with applicable securities laws pertaining to cash settlement, including whether or not we are aware of material non-public information at such time. We have the option to elect to terminate early the Upper Call Spread Options, though early termination would not release us from obligations otherwise owed upon termination. If restrictions on transfer of our shares of Common Stock would exist at the time of delivery of such shares by us to CVI in settlement of Upper Call Spread Options, then unless such shares of our Common Stock are subject to an effective registration statement for resale by CVI, we would be required to deliver additional shares of our Common Stock in an amount equal to the loss in value to CVI resulting from such liquidity limitations.

Registration of Shares

The shares of Common Stock being offered by the selling stockholders are issuable upon:

•	conversion of, and payment of dividends on, the Series D Preferred Stock;
•	conversion of, and payment of dividends on, the Series E Preferred Stock; and
•	exercise of the Upper Call Spread Options.

We are registering the shares of Common Stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Series D Preferred Stock and Series E Preferred Stock issued pursuant to the Securities Purchase Agreement and, in the case of CVI, the Call Spread Transactions, the selling stockholders have not had any material relationship with us within the past three years.

In accordance with the terms of a registration rights agreement which we entered into with the selling stockholders, this prospectus generally covers the resale of:

•
4,758,909 shares of Common Stock issuable upon conversion of the Series D Preferred Stock at a conversion price of $14.48 per share as of the trading day immediately preceding the date the registration statement was initially filed with the Commission;

•
927,988 shares of Common Stock issuable as dividends on the Series D Preferred Stock as of the trading day immediately preceding the date the registration statement was initially filed with the Commission, assuming the shares of Series D Preferred Stock remain outstanding through March 4, 2011 and the dividend conversion price is $14.48 per share;

•
1,152,074 shares of Common Stock issuable upon conversion of the Series E Preferred Stock at a conversion price of $17.36 per share as of the trading day immediately preceding the date the registration statement was initially filed with the Commission; and

•
248,448 shares of Common Stock as dividends on the Series E Preferred Stock as of the trading day immediately preceding the date the registration statement is initially filed with the Commission, assuming the shares of Series E Preferred Stock remain outstanding through March 4, 2011 and the dividend conversion price is $14.49 per share.

This prospectus also covers the resale of up to 5,910,999 shares of Common Stock issuable upon the exercise in full of the Upper Call Spread Options.

The total number of shares of our Common Stock that we may ultimately issue in connection with the private placement and share exchange may be more or less than the number of shares being offered by this prospectus and is dependent upon, among other things, whether the shares of Series D Preferred Stock and Series E Preferred Stock are converted, whether the dividends payable on the shares of Series D Preferred Stock and Series E Preferred Stock are paid in cash or Common Stock and the market price used in calculating any such payments, whether or not any anti-dilution provision in the Series D Preferred Stock or Series E Preferred Stock come into effect and whether or not the Upper Call Spread Options are exercised in full or at all, or are settled in cash.

Beneficial Ownership

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the selling stockholders. All of the information contained in the table below is based upon information provided to us by the selling stockholders and we have not independently verified this information. The second column lists the number of shares of Common Stock beneficially owned by each selling stockholder, without regard to any limitations on conversions, based on its ownership of the Series D Preferred Stock and/or Series E Preferred Stock, as of May 15, 2008, assuming conversion of all the Series D Preferred Stock and Series E Preferred Stock held by the selling stockholders on that date, the payment of dividends on the shares of Series D Preferred Stock and Series E Preferred Stock with shares of Common Stock (assuming the Series D Preferred Stock and Series E Preferred Stock remain outstanding through March 4, 2011) and assuming the exercise by Capital Ventures International of the Upper Call Spread Options.

Under the terms of each of the Series D Preferred Stock and Series E Preferred Stock, a selling stockholder may not convert any shares of Series D Preferred Stock or Series E Preferred Stock, as the case may be, to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of Common Stock which would exceed 9.99% of our then outstanding shares of Common Stock following such conversion, excluding for purposes of such determination shares of Common Stock issuable upon conversion of the Preferred Stock which have not been converted. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The fourth column lists the shares of Common Stock being offered by this prospectus by each selling stockholder. We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or undertakings with any of the selling stockholders regarding the sale of any of the resale shares. Accordingly, the fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

Selling Stockholders (1)	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered	Shares to be Beneficially Owned After the Offering	Percentage of Shares Beneficially Owned After the Offering
Capital Ventures International (2)	10,213,722	10,213,722	0	*
Whitebox Convertible Arbitrage Partners, LP (3)	949,517	949,517	0	*
Whitebox Intermarket Partners, LP (4)	134,046	134,046	0	*
Whitebox Special Opportunities Partners, Series B, LP (5)	167,558	167,558	0	*
Guggenheim Portfolio Company XXXI, LLC (6)	89,342	89,342	0	*
Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio (7)	825,277	825,277	0	*
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited (8)	455,552	455,552	0	*
UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited (9)	39,613	39,613	0	*
UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited (10)	123,791	123,791	0	*
 *Represents less than 1% of the total shares outstanding.

(1)
Except for Capital Ventures which is an affiliate of one or more broker-dealers, according to information provided to us as of the date of filing, no selling stockholder is a broker-dealer or affiliate of a broker-dealer.

(2)
Consists of (i) 2,721,616 shares of Common Stock issuable upon conversion of 39,409 shares of Series D Preferred Stock at a conversion price of $14.48 per share, (ii) 864,055 shares of Common Stock issuable upon conversion of 15,000 shares of Series E Preferred Stock at a conversion price of $17.36 per share, (iii) 717,052 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock and Series E Preferred Stock and (iv) 5,910,999 shares of our Common Stock which may be issued pursuant to the Upper Call Spread Options. Heights Capital Management, Inc., the authorized agent of Capital Ventures International, has discretionary authority to vote and dispose of the shares held by Capital Ventures International and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as investment manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by Capital Ventures International. Mr. Kobinger disclaims beneficial ownership of these shares. Capital Ventures International is affiliated with one or more registered broker-dealers. Capital Ventures International purchased the shares being registered hereunder in the ordinary course of business and had no prior arrangement with any other person to distribute such shares. The address for Capital Ventures International is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA 94111.

(3)
Consists of (i) 587,017 shares of Common Stock issuable upon conversion of 8,500 shares of Series D Preferred Stock at a conversion price of $14.48 per share, (ii) 204,032 shares of Common Stock issuable upon conversion of 3,542 shares of Series E Preferred Stock at a conversion price of $17.36 per share and (iii) 158,468 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock and Series E Preferred Stock. Whitebox Convertible Arbitrage Advisors, LLC (“WCAA”) is the general partner of Whitebox Convertible Arbitrage Partners, LP. Andrew J. Redleaf is the managing partner of WCAA and has the power to vote or dispose of the shares held by Whitebox Convertible Arbitrage Partners, L.P. The address of Whitebox Convertible Arbitrage Partners, LP is c/o Whitebox Advisors, 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.

(4)
Consists of (i) 82,873 shares of Common Stock issuable upon conversion of 1,200 shares of Series D Preferred Stock at a conversion price of $14.48 per share, (ii) 28,802 shares of Common Stock issuable upon conversion of 500 shares of Series E Preferred Stock at a conversion price of $17.36 per share and (iii) 22,371 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock and Series E Preferred Stock. Whitebox Intermarket Advisors, LLC (“WIA”) is the general partner of Whitebox Intermarket Partners, LP. Andrew J. Redleaf is the managing partner of WIA and has the power to vote or dispose of the shares held by Whitebox Intermarket Partners, LP. The address of Whitebox Intermarket Partners, LP is c/o Whitebox Advisors, 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.

(5)
Consists of (i) 103,591 shares of Common Stock issuable upon conversion of 1,500 shares of Series D Preferred Stock at a conversion price of $14.48 per share, (ii) 36,003 shares of Common Stock issuable upon conversion of 625 shares of Series E Preferred Stock at a conversion price of $17.36 per share and (iii) 27,964 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock and Series E Preferred Stock. Andrew J. Redleaf is the managing partner of the general partner of Whitebox Special Opportunities Fund Series B Partners, LP and has the power to vote or dispose of the shares held by Whitebox Special Opportunities Fund Series B Partners, LP. The address of Whitebox Special Opportunities Fund Series B Partners, LP is c/o Whitebox Advisors, 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.

(6)
Consists of (i) 55,249 shares of Common Stock issuable upon conversion of 800 shares of Series D Preferred Stock at a conversion price of $14.48 per share, (ii) 19,182 shares of Common Stock issuable upon conversion of 333 shares of Series E Preferred Stock at a conversion price of $17.36 per share and (iii) 14,911 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock and Series E Preferred Stock. Andrew J. Redleaf is the managing partner of the general partner of Guggenheim Portfolio Company XXXI, LLC and has the power to vote or dispose of the shares held by Guggenheim Portfolio Company XXXI, LLC. The address of Guggenheim Portfolio Company XXXI, LLC is c/o Whitebox Advisors, 3033 Excelsior Blvd., Suite 300, Minneapolis, MN 55416.

(7)
Consists of 690,608 shares of Common Stock issuable upon conversion of 10,000 shares of Series D Preferred Stock at a conversion price of $14.48 per share and 134,669 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock. Pursuant to an investment management agreement, Radcliffe Capital Management, L.P. (“Radcliffe Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of Radcliffe Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of Radcliffe Capital, Management and Messrs. Katznelson and Stahlecker disclaim beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio. The address of Radcliffe SPC, Ltd. for and on behalf of the Class A Segregated Portfolio is c/o Radcliffe Capital Management, L.P., 50 Monument Road, Suite 300, Bala Cynwyd, PA 19004.

(8)
Consists of 381,215 shares of Common Stock issuable upon conversion of 5,520 shares of Series D Preferred Stock at a conversion price of $14.48 per share and 74,337 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock. UBS O’Connor F/B/O: O’Connor Global Convertible Arbitrage Master Limited cedes investment control to UBS O’Connor LLC, its investment manager. UBS O’Connor LLC makes all investment and voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG which is listed and traded on the New York Stock Exchange. Andrew Martin is the Portfolio Manager of UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited.  Andrew Martin disclaims beneficial ownership of the shares held by UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited. The address of UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited is One North Wacker Dr., 32 nd Floor, Chicago, IL 60606.

(9)
Consists of 33,149 shares of Common Stock issuable upon conversion of 480 shares of Series D Preferred Stock at a conversion price of $14.48 per share and 6,464 shares of Common Stock which may be issued as dividends on the Series D Preferred Stock. UBS O’Connor F/B/O: O’Connor Global Convertible Arbitrage II Master Limited cedes investment control to UBS O’Connor LLC, its investment manager. UBS O’Connor LLC makes all investment and voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG which is listed and traded on the New York Stock Exchange. Andrew Martin is the Portfolio Manager of UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited.  Andrew Martin disclaims beneficial ownership of the shares held by UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited. The address of UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited is One North Wacker Dr., 32 nd Floor, Chicago, IL 60606.

(10)
Consists of 103,591 shares of Common Stock issuable upon conversion of 1,500 shares of Series D Preferred Stock at a conversion price of $14.48 per share. UBS O’Connor F/B/O: O’Connor Pipes Corporate Strategies Master Limited cedes investment control to UBS O’Connor LLC, its investment manager. UBS O’Connor LLC makes all investment and voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG which is listed and traded on the New York Stock Exchange. Jeff Putman is the Portfolio Manager of UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited. Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited. The address of UBS O’Connor LLC F/B/O: O’Connor Pipes Corporate Strategies Master Limited is One North Wacker Dr., 32 nd Floor, Chicago, IL 60606.

REGISTRATION RIGHTS OF SELLING STOCKHOLDERS

Preferred Stock

We entered into a registration rights agreement with the selling stockholders who (i) exchanged their shares of Series C Preferred Stock for shares of Series D Preferred Stock (which superseded the registration rights agreement entered into with them at the time of the closing of the sale of the Series C Preferred Stock), (ii) purchased shares of Series D Preferred Stock and (iii) purchased shares of Series E Preferred Stock. Pursuant to such registration rights agreement, we agreed to file a registration statement on Form S-3 to register the shares of our Common Stock issuable upon conversion of, and the payment of dividends on, the Series D Preferred Stock and Series E Preferred Stock. The shares covered by this prospectus represent shares that to our knowledge remain unsold.

When we use the term “registrable securities” in this section, we are referring to:

•	the shares of Common Stock offered by this prospectus issued or issuable upon conversion of shares of Preferred Stock;
•	the shares of Common Stock offered by this prospectus issued or issuable as dividends with respect to shares of Preferred Stock; and
•
any of our capital stock issued or issuable with respect to the foregoing or the Preferred Stock as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise.

Any particular securities constituting registrable securities will cease to be registrable securities when the securities:

•	have been sold pursuant to this prospectus;
•	have been sold to the public pursuant to Rule 144 under the Securities Act;
•
are eligible for resale without the requirement to be in compliance with Rule 144(c)(1) under the Securities Act and otherwise without restriction or limitation pursuant to Rule 144 under the Securities Act; or

•	cease to be outstanding.

We have agreed to use our reasonable best efforts to have the registration statement registering the registrable securities declared effective as soon as practicable. If the registration statement is not filed or declared effective by the Commission within the time periods set forth in the registration rights agreement, or if sales cannot be made pursuant to such registration statement for any reason (subject to certain limited exceptions), then we are required to pay liquidated damages to each selling stockholder in an amount per month (or pro rata for any portion thereof) equal to 1% of the amount purchased by such selling stockholder from us in the private placement subject to a maximum of 10%.

Notwithstanding the foregoing, for not more than 25 consecutive days or for a total of not more than 60 days in any 365 day period, we may delay, or otherwise render the registration statement unavailable for sales if we in good faith determine that such registration statement, or the use thereof, would materially or adversely affect any material corporate event or would otherwise require disclosure of nonpublic information which our Board of Directors determines, in good faith, is not in our best interests at such time.

We have agreed with the selling stockholders who purchased the Preferred Stock to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) the date when the securities covered by the registration statement are no longer registrable securities, or (ii) such time as all of the shares covered by this prospectus (that were purchased in the private placement) have been disposed of pursuant to and in accordance with the registration statement.

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus and any breaches by us of our representations, warranties and covenants contained in the registration rights agreement.

Under the registration rights agreement we have also agreed to:

•	pay all reasonable expenses of the registration statement;
•	provide each registered holder copies of the prospectus;
•	notify holders when the registration statement has become effective and the occurrence of any events effecting the accuracy or effectiveness of the registration statement; and
•	take other reasonable steps reasonably necessary to effect the registration of the registrable securities.

Upper Call Spread Options

Pursuant to the terms of the Upper Call Spread Options, if shares of Common Stock to be delivered upon exercise are not immediately freely transferable by the counterparty under Rule 144 of the Securities Act without condition or restriction, then we must either (1) include such shares in an effective registration statement for resale at least one business day prior to the delivery due date, or (2) pay a “liquidity discount” in the form of additional shares of Common Stock, and take certain other actions related to a resale of such shares by the counterparty. In the event we are required to pay a “liquidity discount” such liquidity discount shall be that number of additional shares of Common Stock so that the value of the shares of Common Stock delivered upon exercise of the Upper Call Spread Options, as determined by Capital Ventures International, to reflect an appropriate liquidity discount, equals the value of the number of shares of Common Stock that would otherwise be deliverable if such shares were freely tradeable.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issuable upon conversion of, and payment of dividends on, the Preferred Stock to permit the resale of these shares of Common Stock by the holders of the Preferred Stock from time to time after the date of this prospectus. We are also registering shares of Common Stock that may be issuable upon exercise of the Upper Call Spread Options to permit the resale of these shares of Common Stock by CVI from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The selling stockholders may sell all or a portion of the shares of Common Stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for paying any underwriting discounts or commissions or agent's commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices or any combination of the foregoing. These sales may be effected in transactions which may involve:

•	crosses or block transactions or other transactions;
•	transactions on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	transactions in the over-the-counter market;
•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	short sales;
•	sales pursuant to Rule 144;
•	transactions where broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Common Stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Common Stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of Common Stock short and deliver shares of Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Preferred Stock or shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, subject to any requirement of the SEC that we amend this prospectus to include the name of such transferee, donee, pledge or other successor-in-interest in this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

There can be no assurance that any selling stockholder will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be approximately $85,000 in total, including, without limitation, SEC filing fees; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby has been passed upon for us by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

Our financial statements as of December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007 have been audited by Akin, Doherty, Klein & Feuge, P.C., an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Akin, Doherty, Klein & Feuge, P.C. as experts in accounting and auditing.

Certain oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2007, was prepared by either DeGolyer and MacNaughton or William M. Cobb & Associates, Inc., as indicated therein, in reliance upon the authority of such firms as experts in estimating proved oil and gas reserves.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

The following documents filed with the SEC are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2007;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2008;

•
our Current Reports on Form 8-K filed on January 15, 2008, January 24, 2008, January 28, 2008, February 29, 2008, March 7, 2008, March 19, 2008, March 24, 2008, April 4, 2008, April 7, 2008, June 4, 2008 and June 30, 2008;

•	the description of our Common Stock set forth in Item 2, "Description of Registrant's Securities to be Registered," in our Registration Statement filed on Form 8-A, dated February 1, 1980; and

•	any filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Frank Russell, General Counsel, TXCO Resources Inc., 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258, (210) 496-5300.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Common Stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S−3 with the SEC for the stock offered pursuant to this prospectus. This prospectus does not include all of the information contained in the registration statement and its exhibits. We have included all material terms of the registration statement and the related exhibits and schedules that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information.

We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov . You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. For further information on the operation of the Public Reference Room please call the SEC at 1-800-SEC−0330.

12,998,418   Shares

TXCO RESOURCES INC.

Common Stock

PROSPECTUS

The date of this prospectus is _______ ___, 2008

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the fees and expenses, other than discounts, commissions and concessions payable to broker-dealers and agents, in connection with the offering and distribution of the securities being offered hereunder. All amounts other than the filing fee for the registration statement are estimates. All of these fees and expenses will be borne by the registrant.

Securities and Exchange Commission Filing Fee	$9,787
Printing Fees and Expenses	5,000
Legal Fees	50,000
Accounting and Auditor Fees	10,000
Miscellaneous Fees	10,213
Total	$85,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company’s Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as the same may be amended, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation on personal liability of directors, then the liability of a director of the Company, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law.

The Company’s Restated Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer, of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except for certain exceptions set forth in the Restated Certificate of Incorporation, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification set forth in the Restated Certificate of Incorporation is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Restated Certificate of Incorporation. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors or officers.

The Company’s Restated Certificate of Incorporation also provides that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

The following is a list of all exhibits filed as a part of this Amendment No. 3 to the registration statement on Form S-3.

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	4/28/2006

4.2	Securities Purchase Agreement dated February 28, 2008 by and among TXCO Resources Inc., and the parties listed therein	8-K	10.1	2/29/2008

4.3	Registration Rights Agreement dated March 4, 2008, by and among TXCO Resources Inc. and the parties listed therein	8-K	4.1	3/7/2008

4.4	Rights Agreement dated as of June 29, 2000, between The Exploration Company of Delaware, Inc. and Fleet National Bank	8-K/A	4.4	12/3/2007

4.5	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated November 1, 2007, by and between TXCO Resources Inc. and American Stock Transfer and Trust Company	8-K/A	4.2	12/3/2007

4.6	Amendment No. 2 to Rights Agreement of TXCO Resources Inc. dated November 19, 2007, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K/A	4.3	12/3/2007

4.7	Amendment No. 3 to Rights Agreement of TXCO Resources Inc. dated March 3, 2008, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K	4.2	3/7/2008

4.8	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on November 21, 2007	8-K	3.1	11/21/2007

4.9	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.1	3/7/2008

4.10	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.2	3/7/2008

4.11	Upper Call Option Transaction, dated November 21, 2007	8-K	10.2	11/21/2007

4.12	Lower Call Option Transaction, dated November 21, 2007	8-K	10.3	11/21/2007

4.13	Upper Call Option Transaction, dated February 28, 2008	8-K	10.2	2/29/2008

4.14	Lower Call Option Transaction, dated February 28, 2008	8-K	10.3	2/29/2008

4.15	Upper Call Option Transaction, dated April 4, 2008	8-K	10.2	4/7/2008

4.16	Lower Call Option Transaction, dated April 4, 2008	8-K	10.3	4/7/2008

5.1**	Opinion of Fulbright & Jaworski L.L.P.

10.1*	Amended and Restated Change in Control Letter Agreement for Gary Grinsfelder

23.1**	Consent of Fulbright & Jaworski L.L.P. (included in their opinion to be filed as Exhibit 5.1)

23.2**	Consent of Akin, Doherty, Klein & Feuge, P.C.

23.3**	Consent of DeGolyer and MacNaughton

23.4**	Consent of William M. Cobb & Associates, Inc.

24.1**	Power of Attorney (included in signature page hereto)

*	Filed herewith.
**	Previously filed herewith.

ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 29th day of July, 2008.

TXCO RESOURCES INC.

By:	/s/ James E. Sigmon
James E. Sigmon
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/ s/ James E. Sigmon	Chairman of the Board (Principal	July 29, 2008
James E. Sigmon	Executive Officer)

*	Director	July 29, 2008
Michael J. Pint

*	Director	July 29, 2008
Anthony Tripodo

*	Director	July 29, 2008
Alan L. Edgar

*	Director	July 29, 2008
Dennis B. Fitzpatrick

*	Director	July 29, 2008
Jon Michael Muckleroy

*	Director	July 29, 2008
Jacob Roorda

/s/ P. Mark Stark	Chief Financial Officer, Vice-President-	July 29, 2008
P. Mark Stark	Finance (Principal Financial and Accounting Officer)

*By:	/s/ James E. Sigmon
*James E. Sigmon
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date

4.1	Specimen Certificate for Common Stock, par value $0.01 per share	S-1	4.1	4/28/2006

4.2	Securities Purchase Agreement dated February 28, 2008 by and among TXCO Resources Inc., and the parties listed therein	8-K	10.1	2/29/2008

4.3	Registration Rights Agreement dated March 4, 2008, by and among TXCO Resources Inc. and the parties listed therein	8-K	4.1	3/7/2008

4.4	Rights Agreement dated as of June 29, 2000, between The Exploration Company of Delaware, Inc. and Fleet National Bank	8-K/A	4.4	12/3/2007

4.5	Agreement of Substitution and Amendment of Common Shares Rights Agreement dated November 1, 2007, by and between TXCO Resources Inc. and American Stock Transfer and Trust Company	8-K/A	4.2	12/3/2007

4.6	Amendment No. 2 to Rights Agreement of TXCO Resources Inc. dated November 19, 2007, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K/A	4.3	12/3/2007

4.7	Amendment No. 3 to Rights Agreement of TXCO Resources Inc. dated March 3, 2008, by and between TXCO Resources Inc. and American Stock Transfer & Trust Company	8-K	4.2	3/7/2008

4.8	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on November 21, 2007	8-K	3.1	11/21/2007

4.9	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.1	3/7/2008

4.10	Certificate of Designations, Preferences and Rights of Series E Convertible Preferred Stock of TXCO Resources Inc., filed with the Secretary of State of the State of Delaware on March 3, 2008	8-K	3.2	3/7/2008

4.11	Upper Call Option Transaction, dated November 21, 2007	8-K	10.2	11/21/2007

4.12	Lower Call Option Transaction, dated November 21, 2007	8-K	10.3	11/21/2007

4.13	Upper Call Option Transaction, dated February 28, 2008	8-K	10.2	2/29/2008

4.14	Lower Call Option Transaction, dated February 28, 2008	8-K	10.3	2/29/2008

4.15	Upper Call Option Transaction, dated April 4, 2008	8-K	10.2	4/7/2008

4.16	Lower Call Option Transaction, dated April 4, 2008	8-K	10.3	4/7/2008

5.1**	Opinion of Fulbright & Jaworski L.L.P.

10.1*	Amended and Restated Change in Control Letter Agreement for Gary Grinsfelder

23.1**	Consent of Fulbright & Jaworski L.L.P. (included in their opinion to be filed as Exhibit 5.1)

23.2**	Consent of Akin, Doherty, Klein & Feuge, P.C.

23.3**	Consent of DeGolyer and MacNaughton

23.4**	Consent of William M. Cobb & Associates, Inc.

24.1**	Power of Attorney (included in signature page hereto)

*	Filed herewith.
**	Previously filed herewith.